SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras Consolidated Financial Statements December 31, 2012, 2011 and 2010 with Report of Independent Registered Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Contents

Report of Independent Registered Public Accounting Firm	3 - 4
Consolidated Statement of Financial Position	5
Consolidated Statement of Income	6
Consolidated Statement of Comprehensive Income	7
Consolidated Statement of Changes in Shareholders’ Equity	8
Consolidated Statement of Cash Flows	9 - 10

Consolidated notes to the financial statements

1 The Company and its operations	11
2 Basis of preparation	11
3 Basis of consolidation	14
4 Summary of significant accounting policies	15
5 Cash and cash equivalents	24
6 Marketable securities	25
7 Trade and other receivables	25
8 Inventories	26
9 Other information about investments	27
10 Investments	28
11 Property, plant and equipment	31
12 Intangible assets	33
13 Exploration for and Evaluation of Oil and Gas Reserves	36
14 Trade payables	37
15 Finance Debt	38
16 Leases	42
17 Related parties	43
18 Provision for decommissioning costs	46
19 Taxes	47
20 Employee benefits (Post-Employment)	51
21 Profit sharing	58
22 Shareholders’ equity	58
23 Sales revenues	61
24 Other operating expenses, net	62
25 Expenses by nature	62
26 Net finance income (expense)	63
27 Provisions for Legal Proceedings, Contingent Liabilities and Contingent Assets	64
28 Natural Gas Purchase Commitments	70
29 Guarantees for concession agreements for petroleum exploration	70
30 Risk management and derivative instruments	71
31 Fair value of financial assets and liabilities	81
32 Insurance	82
33 Segment Information	83
34 Subsequent events	88
35 Information Related to Guaranteed Securities Issued by Subsidiaries	88
Information on reserves (unaudited)	93
Exhibit 23

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries (the "Company") at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2011 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2011 and 2010, were audited by other auditors whose report thereon dated March 30, 2012, expressed an unqualified opinion on those statements.

Rio de Janeiro, February 4, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

At December 31, 2012 and 2011

(In millions of US Dollars)

Assets	Note	2012	2011	Liabilities	Note	2012	2011

Current assets				Current liabilities
Cash and cash equivalents	5	13,520	19,057	Trade payables	14	12,124	11,863
Marketable securities	6	10,431	8,961	Current debt	15	7,479	10,067
Trade and other receivables, net	7.1	11,099	11,756	Finance lease obligations	16.1	18	44
Inventories	8	14,552	15,165	Taxes payable	19.1	6,128	5,847
Recoverable taxes	19.1	5,572	6,848	Dividends payable	22.5	3,011	2,067
Advances to suppliers		927	740	Employee compensation (payroll, profit sharing and related charges)		2,163	2,528
Others		1,693	2,065	Pension and medical benefits	20	788	761
				Others		2,359	3,187
		57,794	64,592			34,070	36,364

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables, net	7.1	4,441	3,253	Non-currrent debt	15	88,484	72,718
Marketable securities	6	176	3,064	Finance lease obligations	16.1	86	98
Judicial deposits	27.2	2,696	2,080	Deferred taxes	19.2	19,213	17,715
Deferred taxes	19.2	5,526	4,287	Pension and medical benefits	20	9,275	8,878
Other tax assets	19.1	5,223	4,912	Provisions for legal proceedings	27	1,265	1,088
Advances to suppliers		3,156	3,141	Provision for decommissioning costs	18	9,441	4,712
Others		1,887	1,725	Others		772	1,231
		23,105	22,462			128,536	106,440

Investments	10.2	6,106	6,530
Property, plant and equipment	11	204,901	182,918
Intangible assets	12	39,739	43,412	Shareholders' equity	22
		250,746	232,860	Share capital		107,362	107,355
				Additional paid in capital		349	316
				Profit reserves		67,320	60,224
				Accumulated other comprehensive income (loss)		(7,144)	7,943
				Attributable to the shareholders of Petrobras		167,887	175,838
				Non-controlling interests		1,152	1,272
				Total Equity		169,039	177,110
Total Assets		331,645	319,914	Total liabilities and shareholder's equity		331,645	319,914

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

Years ended December 31, 2012, 2011 and 2010

(In millions of Dollars, except earnings per share)

	Note	2012	2011	2010

Sales revenues	23	144,103	145,915	120,452
Cost of sales		(107,534)	(99,595)	(77,145)
Gross profit		36,569	46,320	43,307

Income (expenses)
Selling expenses		(4,927)	(5,346)	(4,863)
General and Administrative expenses		(5,034)	(5,161)	(4,441)
Exploration costs		(3,994)	(2,630)	(2,168)
Research and development expenses		(1,143)	(1,454)	(989)
Other taxes		(386)	(460)	(509)
Other operating expenses, net	24	(4,185)	(3,984)	(3,965)
		(19,669)	(19,035)	(16,935)

Net income before financial results, profit sharing and income taxes		16,900	27,285	26,372

Net finance income (expense)	26	(1,926)	76	1,551

Share of profit of equity-accounted investments		43	230	347

Profit sharing	21	(524)	(867)	(996)

Net income before income taxes		14,493	26,724	27,274

Income taxes	19.3	(3,562)	(6,732)	(6,825)

Net income		10,931	19,992	20,449

Net income (loss) attributable to:

Shareholders of Petrobras		11,034	20,121	20,055

Non-controlling interests		(103)	(129)	394

		10,931	19,992	20,449

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	22.6	0.85	1.54	2.03

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010

Net income	10,931	19,992	20,449
Other comprehensive income:
Cummulative translation adjustments	(14,558)	(21,859)	7,157
Deemed cost of associates	5	6	6
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	498	72	185
Reclassified to profit or loss	(714)	14	(4)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(3)	(29)	8
Reclassified to profit or loss	7	4	(7)
Deferred income tax	73	(24)	(62)
	(14,692)	(21,816)	7,283
Total comprehensive income (loss)	(3,761)	(1,824)	27,732
Comprehensive income attributable to:
Shareholders of Petrobras	(3,481)	(1,670)	27,382
Non-controlling interests	(280)	(154)	350
Total comprehensive income (loss)	(3,761)	(1,824)	27,732

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

		Additional paid in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity

Balance at January 1, 2010	33,790	-	849	220	22,909	101	4,803	554	556	31,304	(716)	94,370	1,235	95,605

Capital increase with reserves	3,471	-	-	(220)	-	-	-	(520)	(8)	(2,723)	-	-	-	-
Capital increase - issue of new shares	70,080	(279)	-	-	-	-	-	-	-	-	-	69,801	-	69,801
Cumulative translation adjustments	-	-	-	-	7,221	-	-	-	-	-	(20)	7,201	(44)	7,157
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	-	120	-	-	-	-	-	120	-	120
Realization of deemed cost	-	-	-	-	-	(6)	-	-	-	-	6	-	-	-
Change in interest in subsidiaries	-	-	(563)	-	-	-	-	-	-	-	-	(563)	175	(388)
Net income	-	-	-	-	-	-	-	-	-	-	20,055	20,055	394	20,449
Distributions:	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Allocation of net income	-	-	-	-	-	-	1,003	537	150	10,761	(12,451)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(6,874)	(6,874)	79	(6,795)

Balance at December 31, 2010	107,341	(279)	286	-	30,130	215	5,806	571	698	39,342	-	184,110	1,839	185,949

Capital increase with reserves	14	-	-	-	-	-	-	-	(14)	-	-	-	-	-
Capital increase - issue of new shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	-	(22,433)	-	-	-	-	-	599	(21,834)	(25)	(21,859)
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-	-	-	37	-	-	-	-	-	37	-	37
Realization of deemed cost	-	-	-	-	-	(6)	-	-	-	-	6	-	-	-
Change in interest in subsidiaries	-	-	309	-	-	-	-	-	-	-	-	309	(292)	17
Net income	-	-	-	-	-	-	-	-	-	-	20,121	20,121	(129)	19,992
Distributions:
Allocation of net income	-	-	-	-	-	-	1,006	537	43	12,235	(13,821)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(6,905)	(6,905)	(121)	(7,026)

Balance at December 31, 2011	107,355	(279)	595	-	7,697	246	6,812	1,108	727	51,577	-	175,838	1,272	177,110

Capital increase with reserves	7	-	-		-	-	-	-	(7)	-	-	-	-	-
Capital increase - issue of new shares	-	-	-		-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-		(14,943)	-	-	-	-	-	563	(14,380)	(178)	(14,558)
Unrealized gains / (losses) on available-for-sale
securities and cash flow hedge	-	-	-		-	(139)	-	-	-	-	-	(139)	-	(139)
Realization of deemed cost	-	-	-		-	(5)	-	-	-	-	5	-	-	-
Change in interest in subsidiaries	-	-	33		-	-	-	-	-	-	-	33	270	303
Net income	-	-	-		-	-	-	-	-	-	11,034	11,034	(103)	10,931
Distributions:
Allocation of net income	-	-	-		-	-	552	537	9	6,005	(7,103)	-	-	-
Dividends	-	-	-		-	-	-	-	-	-	(4,499)	(4,499)	(109)	(4,608)

	107,362	(279)	628	-	(7,246)	102	7,364	1,645	729	57,582	-	167,887	1,152	169,039
Balance at December 31, 2012	107,362	349		-	-7,144		67,320				-	167,887	1,152	169,039

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	11,034	20,121	20,055

Adjustments for:
Non-controlling interests	(103)	(129)	394
Share of profit of equity-accounted investments	(43)	(230)	(347)
Depreciation, depletion and amortization	11,119	10,535	8,308
Impairment	880	1,056	402
Exploration expenditures written off	2,847	1,480	1,215
Gains/(Losses) on disposal of non-current assets	47	527	179
Foreign Exchange variation, indexation and finance charges	4,308	3,799	(7)
Deferred income taxes, net	2,254	3,599	3,299
Pension and medical benefits (actuarial expense)	2,091	1,730	1,427
Increase/(Decrease) in assets
Trade and other receivables, net	(1,522)	(2,326)	(2,454)
Inventories	(1,864)	(5,035)	(453)
Other assets	(1,990)	(2,537)	13
Increase/(Decrease) in liabilities
Trade payables	1,039	2,455	248
Taxes payable	(1,139)	(1,991)	(2,089)
Pension and medical benefits	(735)	(837)	(647)
Other liabilities	(335)	1,481	567
Net cash provided by / (used) operating activities	27,888	33,698	30,110
Cash flows from Investing activities
"Cessão Onerosa” - Onerous Assignment Agreement - Acquisition of Rights	-	-	(43,868)
Portion paid using National Treasury Bonds	-	-	39,517
Portion paid using Cash and Cash Equivalents	-	-	(4,351)
Other investments in exploration and production of oil and gas	-	-	(16,936)
Investments in exploration and production of oil and gas	(21,397)	(18,714)	(21,287)
Investments in refining, transportation and marketing	(13,717)	(15,683)	(15,982)
Investments in gas and power actitivies	(1,967)	(2,627)	(4,135)
Investments in international activities	(2,354)	(2,360)	(2,332)
Investments in distribution activities	(620)	(630)	(494)
Investments in biofuel activities	(145)	(299)	(688)
Other investments	(471)	(1,400)	(607)
Investments in Marketable securities	2,051	6,683	(14,652)
Dividends received	241	411	226
Net cash provided by / (used) in investing activities	(38,379)	(34,619)	(59,951)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Statement of Cash Flows (Continued)

Years ended December 31, 2012, 2011 and 2010

(In millions of US Dollars)

	2012	2011	2010
Cash flows from Financing activities
Issue of Shares	-	-	70,080
Portion paid using National Treasury Bonds	-	-	(39,517)
Net proceeds from Issue of Shares	-	-	30,563
Incremental costs directly attributable to the issue of new shares	-	-	(279)
Acquisition of non-controlling interest	255	27	(342)
Financing and loans, net
Proceeds from long-term financing	25,205	23,951	21,781
Repayment of principal	(11,347)	(8,750)	(11,347)
Repayment of interest	(4,772)	(4,574)	(3,659)
Dividends paid	(3,272)	(6,422)	(5,398)
Net cash provided by/(used) in financing activities	6,069	4,232	31,319

Effect of exchange rate changes on cash and cash equivalents	(1,115)	(1,909)	(45)

Net increase/ (decrease) in cash and cash equivalents in the year	(5,537)	1,402	1,433

Cash and cash equivalents at the beginning of the year	19,057	17,655	16,222

Cash and cash equivalents at the end of the year	13,520	19,057	17,655

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2 Basis of preparation

2.1    Statement of compliance and authorization of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are presented in U.S. dollars.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value (including derivative financial instruments at fair value through profit or loss), and certain non-current assets and liabilities, as detailed in the accounting policies set out below.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The annual consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 4, 2013.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2.2 Business segment reporting

The information related to the operating segments (business areas) of the Company is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

The Company operates under the following segments:

a) Exploration and Production: this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil for the purpose of supplying, primarily, our domestic refineries; and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing: This segment covers  the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies from the petrochemical sector in Brazil.

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: This segment includes mainly the activities of Petrobras Distribuidora, which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers.

f) International: this segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2.3 Functional and presentation currency

The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo, Petrobras Global Finance B.V. (PGF) and certain subsidiaries and special purpose entities that operate in the international economic environment is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

In the consolidated financial statements, the income statement and statement of cash flows of non-Brazilian Real functional currency subsidiaries, jointly controlled entities and associates in stable economies are translated into Brazilian Real using the average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

2.4  Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3 Basis of consolidation

The consolidated financial statements include the financial information of Petrobras, its subsidiaries and special purpose entities. Accounting policies of subsidiaries and special purpose entities have been changed, where necessary, to ensure consistency with the policies adopted by the Company. The subsidiaries and special purpose entities set out in the table below are consolidated.

		Interest - Subscribed, paid in and voting %

Subsidiaries	Country	2012	2011
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holland	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. – E-PETRO (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda.	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holland	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Baixada Santista Energia S.A.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. – SFE	Brazil	100.00	100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda.	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Termobahia S.A.	Brazil	98.85	98.85
Ibiritermo S. A.	Brazil	50.00	50.00
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A.	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiaries (i)	Austria	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	93.66	65.00
Cayman Cabiunas Investiment CO. (i)	Cayman Islands	100.00	100.00
Innova S.A.	Brazil	100.00	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (v)	Brazil	100.00	100.00
Companhia de Recuperação Secundária S.A. - CRSEC	Brazil	100.00	100.00
Petrobras Química S.A. - Petroquisa and its subsidiaries (vi)	Brazil	-	100.00
Arembepe Energia S.A. (vii)	Brazil	100.00	30.00
Energética Camaçari Muricy S.A. (vii)	Brazil	71.60	49.00
Companhia Integrada Têxtil de Pernanbuco S.A. - Citepe (viii)	Brazil	100.00	-
Companhia Petroquímica de Pernanbuco S.A. - PetroquímicaSuape (viii)	Brazil	100.00	-
Petrobras Logística de Exploração e Produção S.A. - PB-LOG (viii) and (ix)	Brazil	100.00	-
Liquigás S.A. (viii)	Brazil	100.00	-

(i)     Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

(ii)    11.87% interest of 5283 Participações Ltda.

(iii)  0.09% interest of Petrobras Gás S. A. - Gaspetro.

(iv)   0.05% interest of Downstream.

(v)    20% interest of Comperj Participações S.A.

(vi)   Companies merged into Petróleo Brasileiro S.A.

(vii) Acquisition of control (Business combinations).

(viii)              Direct subsidiaries as from 2012(indirect in 2011) resulting from ownership restructuring.

(ix)   At November 1, 2012 Empresa de Logística de E&P S.A. (ELEP), was renamed Petrobras Logística de Exploração e Produção S.A. (“PB-LOG”).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Special purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
PDET Offshore S.A.	Brazil	Exploration and Production
Nova Transportadora do Nordeste S.A. - NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. - NTS	Brazil	Logistics
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i) Foreign-Incorporated Companies with non-Brazilian Real consolidated financial statements.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their nature and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4 Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

4.1 Financial assets and liabilities

4.1.1 Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.1.2 Marketable securities

Marketable securities are classified on initial recognition based on the management’s business model for managing those securities as set out below:

-  Trading securities - financial assets purchased and held for the purpose of resale in the short term and measured at fair value. Interest, inflation indexation charges and gains or losses arising from measurement at fair value are recognized in profit or loss;

-  Held-to-maturity securities - financial assets for which management has the ability and intent to hold until maturity. Held-to-maturity securities are initially recognized at acquisition cost and are carried at amortized cost using the effective interest rate method. Interest and inflation indexation charges are recognized in profit or loss;

-   Available-for-sale securities - non-derivative financial assets that are classified as available-for-sale or that are not classified in any other category. Available-for-sale securities are measured at fair value. Interest and inflation indexation charges are recognized in profit or loss; and gains or losses arising from measurement at fair value are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss, in the periods when securities are sold.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.1.3     Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for credit losses.

The Company recognizes a provision for impairment of trade receivables when there is evidence that some of its accounts receivable are uncollectible, due to insolvency, defaults or to a significant probability of a debtor filing for bankruptcy.

4.1.4  Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

4.1.5     Derivative financial instruments and hedge operations

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are measured at fair value.

The gains or losses arising from measurement at fair value of derivative instruments, other than hedging relationships qualified for hedge accounting are recognized in profit or loss as a finance income (finance expense).

In hedging relationships which qualify for cash flow hedge accounting, gains or losses relating to the effective portion of the hedge are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gains or losses relating to the ineffective portion are recognized in profit or loss.

4.2        Inventories

Inventories are determined by the weighted average cost method and comprise:

-       Raw material - mainly comprises crude oil and is stated at the lower of the average cost of crude oil production and imports, and their net realizable value;

-       Products - comprise oil products and biofuels, and are stated at the lower of the average refining or purchase costs and their net realizable value;

-       Maintenance materials and supplies – comprise materials and supplies used in the operation of the Company and consumed, other than raw material, and are stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

Imports in transit are stated at the identified cost.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.3        Investments in other companies

The Company accounts for its investments in jointly controlled entities and associates on which the Company has significant influence over the financial and operating policy decisions by applying the equity method of accounting.

4.4        Business combinations and goodwill

The Company determines on a case-by-case basis whether a transaction is a business combination or an asset acquisition. Combinations of entities under common control are not accounted for as business combinations.

Assets acquired and liabilities assumed on a business combination are accounted for by applying the acquisition method, based on which assets and liabilities are measured at their acquisition-date fair values. The excess of the acquisition cost over the acquisition-date fair value of the net assets acquired (the net of the amounts of the identifiable assets acquired and the liabilities assumed) is recognized as goodwill in intangible assets. In the case of a bargain purchase, a gain is recognized in profit or loss when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as an additional paid in capital.

Goodwill arising from investments in associates and jointly controlled entities without change of control is accounted for as part of these investments. It is measured by the excess of the consideration transferred over the Company’s interest in net assets’ fair value.

4.5     Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of oil and gas are accounted for using the successful efforts method of accounting, as set out below:

- Costs related to geological and geophysical activities are expensed when incurred.

-Amounts paid, for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) are initially capitalized.

-Costs directly associated with exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

-Costs related to exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical (did not encounter potentially economic oil and gas quantities).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

- Costs related to the construction, installation and completion of infrastructure facilities, such as platforms, pipelines, drilling of development wells and other related costs incurred in connection with the development of proved reserve areas and successful exploratory wells are capitalized within property, plant and equipment and depreciated from the commencement of production as described below.

4.6  Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, adjusted during hyperinflationary periods, as well as by the present value of the estimated cost of dismantling and removing the asset and restoring the site and reduced by accumulated depreciation and impairment losses.

Rights over tangible assets to be used in the normal course of business, arising from transactions which transfer substantially all the risks and rewards incidental to ownership of the asset (finance leases) are initially recognized at the lower of the fair value of the assets or the present value of the minimum payments of the contract. Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Expenditures on major maintenance of industrial units and vessels are capitalized if the recognition criteria of IAS 16 are met. These comprise the cost of replacement assets or parts of assets, equipment assembly services, as well as other related costs. Such maintenance occurs, on average, every four years and the respective expenses are depreciated as production costs through the date of the beginning of the following stoppage.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful life or by applying the unit-of-production method to the related assets.

Depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method applied to the depreciable amount of the asset as set out below:

i) Depreciation (amortization) of oil and gas producing properties, including related equipment and facilities is computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis;

ii) The straight-line method is used for other assets, such as assets with a useful life shorter than the life of the field or related to fields with different development stages; and

iii) Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonus (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Estimates of reserves, prepared in manner consistent with U.S. Securities and Exchange Commission (SEC) definitions by the Company’s technicians, are reviewed at least annually and on interim basis if material changes occur (for depreciation, depletion and amortization purposes).

Except for land (which is not depreciated), other property, plant and equipment are depreciated on a straight line basis. See note 11 for further information about the estimated useful life by class of assets.

4.7     Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) and the Onerous Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas and amounts related to the Onerous Assignment Agreement are initially capitalized within intangible assets and are transferred to property, plant and equipment upon recognition of proved reserves.

Signature bonuses and amounts related to the Onerous Assignment Agreement are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally generated intangible assets other than development costs meeting recognition criteria (of IAS 38) are not capitalized and are expensed as incurred.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.8        Impairment

Property, plant and equipment and intangible assets with definite useful lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whether the recoverable amount of the unit is less than the carrying amount of the unit, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s weighted average cost of capital post-tax (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or group of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.9        Leases

Leases in which the Company has substantially all the risks and rewards incidental to ownership are recognized as finance lease liabilities. When the Company is the lessor the finance lease is recognized as a receivable.

If a lease does not transfer all the risks and rewards, it is classified as an operating lease. Operating leases are recognized as expenses on a straight-line basis over the period of the lease.

4.10    Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility as it terminates operations due to the exhaustion of the area or economic conditions. Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (associated with the obligation) based on the present value of the expected future cash outflows, discounted at a risk-free credit adjusted rate when a future obligation exists and can be reliably measured. A corresponding provision is recognized as a liability. Unwinding of the discount is recognized as a financial expense, when incurred. The asset is depreciated similarly to other assets, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are recognized on a field by field basis, when a field is declared to be commercial and are revised annually. Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

4.11    Income taxes

Income tax expense for the period comprises current and deferred tax. The Company has adopted the Transition Tax Regime in Brazil (RTT) in accordance with Law 11,941/09 and therefore the taxable profit is computed based on the criteria of Law 6,404/76 before the amendments introduced by Law 11,638/07. Temporary differences arising from the Transition Tax Regime were recognized as deferred income taxes and liabilities.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Taxable profit differs from accounting profit due to certain adjustments required by tax regulations. Temporary differences are differences between the tax base of an asset or liability and its carrying amount. Deferred income tax assets and liabilities are recognized for temporary tax differences, available tax losses and tax credits. Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

4.12    Employee benefits (Post-Employment)

Actuarial commitments related to post-employment benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent actuary, using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled. The increases in the present value of the obligation resulting from employee service in the current period are recognized in profit or loss.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized over the expected average remaining working lives of the employees participating in each plan, in accordance with the corridor method.

Actuarial assumptions related to the variables that will determine the ultimate cost of providing post-retirement benefits include biological and economic assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

4.13          Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares or options are classified as additional paid in capital and shown (net of tax) in shareholders’ equity as a deduction from the proceeds.

Preferred shares have priority on returns of capital and dividends, which are based on the higher amount of 3% over the net book value of shareholders equity for preferred shares, or 5% of the share capital for preferred shares. Preferred shares do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in capital increases resulting from the capitalization of reserves and profits.

Dividend distribution comprises dividends and interest on capital determined in accordance with the limits defined in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil.  Tax benefits from the deduction of interest on capital are recognized in profit or loss.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.14    Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs which they are intended to compensate as expenses. Government grants related to assets are initially recognized as deferred income and thereafter are transferred to profit or loss over the useful life of the asset on a straight-line basis.

4.15 Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenue from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains and losses on marketable securities measured at fair value, as well as net exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

4.16 New standards and interpretations

New standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) effective for annual periods beginning on January 1, 2012, none of which had a significant effect on the consolidated financial statements for 2012, are set out below:

-Amendments to IFRS 7: “Disclosures: Transfers of Financial Assets”.

-Amendments to IAS 12 – “Deferred Tax Recovery of Underlying Assets”. It establishes criteria for calculating the tax base of an asset.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A number of new standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) are effective for annual periods beginning after January 1, 2012 as set out below. They have not been applied in preparing these consolidated financial statements at December 31, 2012.

Standards	Brief description	Effective Date (*)
Amendment to IAS 1

‘Financial statement presentation’, regarding other comprehensive income

Requires for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

January 1, 2013
Amendments to IAS 19

“Employee Benefits”

Eliminates the corridor method for recognizing actuarial gains or losses, and require the calculation of finance costs on a net funding basis.
Simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.

January 1, 2013
IFRS 10

"Consolidated Financial Statements"

Defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.
Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

January 1, 2013
IFRS 11

“Joint Arrangements”

Establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses.
Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12

“Disclosure of Interests in Other Entities”

Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

January 1, 2013
IFRS 13

“Fair Value Measurement”

Provides a precise definition of fair value; explains how to calculate it (one single source of measurement); and determines what must be disclosed.
The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards.

January 1, 2013
Amendments to IFRS 7	“Disclosures – Offesetting Financial Assets and Financial Liabilities” Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
IAS 27 (revised 2011)	"Separate financial statements" Includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised 2011)	"Associates and joint ventures" Includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.	January 1, 2013
IFRS 9

"Financial instruments" and Amendments

IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Amendment postpones the date of enforcement from 2013 to 2015. Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1, 2015

     (*) Effective for annual periods beginning on or after these dates.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The estimated impact that initial application of Amendments to IAS 19 is expected to have, due to the elimination of the corridor method (which allowed companies to defer actuarial gains and losses) is an increase of US$ 10.3 billion in our net actuarial liability, as well as a corresponding increase of US$ 3 billion in our deferred tax assets and a decrease of US$ 7.3 billion in our shareholders' equity.

None of the other amendments and new standards listed above is expected to have a significant effect on the consolidated financial statements.

5 Cash and cash equivalents

	2012	2011

Cash at bank and in hand	990	1,989
Short-term financial investments	-	-
- In Brazil	-	-
Single-member funds (Interbank Deposit)	8,118	5,492
Other investment funds	419	2,279
	8,537	7,771
- Abroad	3,993	9,297
Total financial investments	12,530	17,068
Total cash and cash equivalents	13,520	19,057

Short-term financial investments in Brazil comprise single-member funds mainly composed by Brazilian Federal Government Bonds and, therefore, are considered cash and cash equivalents.

Short-term financial investments abroad comprise time deposits that have maturities of three months or less and other short-term fixed income instruments from highly-ranked financial institutions.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6 Marketable securities

	2012	2011

Trading securities	10,222	8,949
Available-for-sale securities	239	2,921
Held-to-maturity securities	146	155
	10,607	12,025
Current	10,431	8,961
Non-current	176	3,064

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Available-for-sale securities include Brazilian Government Treasury Notes previously pledged as collateral to Petros (Note 20).

7 Trade and other receivables

7.1 Trade and other receivables, net

	2012	2011
Trade Receivables
Third parties	10,785	10,315
Related parties (Note 17)		0
Jointly controlled entities and associates	780	826
Receivables from the eletricity sector	1,937	1,958
Petroleum and alcohol accounts - STN(*)	409	444
Other Receivables	3,081	2,953
	16,992	16,496

Provision for impairment of trade receivables	-1,452	-1,487
	15,540	15,009
Current	11,099	11,756
Non-current	4,441	3,253

(*) Secretaria do Tesouro Nacional - National Treasury Secretariat

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.2 Changes in the provision for impairment of trade receivables

	2012	2011	2010
Opening balance	1,487	1,609	1,454
Additions (*)	300	283	201
Write-offs / reversals (*)	-203	-220	-118
Cumulative translation adjustment	-132	-185	72
Closing balance	1,452	1,487	1,609

Current	854	898	1,029
Non-current	598	589	580

(*)                   It includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3 Trade and other receivables overdue (Third parties)

	2012	2011
Up to 3 months	769	752
From 3 to 6 months	156	115
From 6 to 12 months	181	141
More than 12 months	1,587	1,590
	2,693	2,598

8 Inventories

	2012	2011
Products:
Oil products (*)	5,880	4,886
Fuel Alcohol (*)	161	417
	6,041	5,303

Raw materials, mainly crude oil (*)	6,452	7,915
Maintenance materials and supplies (*)	1,882	1,796
Others	222	196
	14,597	15,210
Current	14,552	15,165
Non-current	45	45

(*)It includes imports in transit.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9 Other information about investments

Signing of settlement agreement – Pasadena Refinery

On June 29, 2012, the Company entered into an out-of-court settlement to terminate all existing lawsuits between its subsidiaries and Belgium’s Transcor/Astra Group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized the exercise of Astra’s put option for its stake (50%) in Pasadena Refining System Inc and PRSI Trading Company to Petrobras America S.A. - PAI.

The amount of US$ 70 was recognized in profit or loss in the second quarter of 2012, and the remaining portion had been recognized in prior periods. The total determined in the agreement was US$ 820.5.

After the execution of the settlement agreement and the payment of the respective amount (paid when the agreement was signed), both parties gave full and general release of all issues under dispute between them.

Fair Value Appraisal of GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gás Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in a purchase price allocation of the total amount (US$ 280) to intangible assets (US$ 209) and other assets and liabilities, net (US$ 71). Therefore, no goodwill was recognized.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10 Investments

10.1 Information about subsidiaries, jointly controlled entities and associates

		Subscribed capital at December 31, 2012	Thousands of Shares
	% Petrobras' ownership		Common shares		Preferred shares	Shareholders’ equity (deficit)	Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	100.00%	5,117	41,870	-	-	10,298	2,587
Refinaria Abreu e Lima S.A.	100.00%	5,390	11,013,815	-	-	5,171	(284)
Petrobras Distribuidora S.A. - BR	100.00%	2,046	34,777,774	-	-	5,069	967
Petrobras Gás S.A. - Gaspetro	99.99%	3,359	3,180	-	794	5,051	787
Petrobras Transporte S.A. - Transpetro	100.00%	1,442	2,946,300	-	-	1,911	368
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	100.00%	1,547	2,388,987	-	-	1,681	4
Petrobras International Finance Company - PifCo	100.00%	260	300,050	-	-	(1,257)	(518)
Petrobras Biocombustível S.A.	100.00%	1,265	258,550	-	-	938	(111)
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	100.00%	1,041	2,127,229	-	-	881	6
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	100.00%	405	916,976	-	-	736	20
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	100.00%	877	1,791,520	-	-	687	(42)
Petrobras International Braspetro - PIB BV	88.12%	3	2,837	-	-	474	285
Liquigás Distribuidora S.A.	100.00%	284	8,145	-	-	415	1
Termomacaé Ltda.	99.99%	310	634,015	(*)	-	390	97
Comperj Poliolefinas S.A.	100.00%	319	65,108	-	-	319	-
Breitener Energética S.A.	93.66%	290	484,490	-	-	249	15
INNOVA S.A.	100.00%	150	57,600	-	5,748	211	35
Termoceará Ltda.	100.00%	135	275,226	(*)	-	168	33
Petrobras Comercializadora de Energia Ltda. - PBEN	99.91%	106	216,852	(*)	-	126	13
Arembepe Energia S.A.	100.00%	135	186,290,218	-	-	111	18
Baixada Santista Energia S.A.	100.00%	145	297,136	-	-	106	(12)
Sociedade Fluminense de Energia Ltda. - SFE	99.99%	27	55,556	(*)	-	75	60
Termomacaé Comercializadora de Energia Ltda	100.00%	38	77,599	(*)	-	72	45
5283 Participações Ltda.	100.00%	696	1,422,603	(*)	-	56	34
Energética Camaçari Muriçy I Ltda.	71.60%	48	120,835	-	-	49	24
Comperj Estirênicos S.A.	100.00%	43	8,739	-	-	43	-
Fundo de Investimento Imobiliário RB Logística - FII	99.00%	-	117,127	(*)	-	(40)	(48)
Comperj MEG S.A.	100.00%	38	7,696	-	-	38	-
Termobahia S.A.	98.85%	153	52	-	-	30	10
Cordoba Financial Services GmbH	100.00%	2	1	(**)	-	23	(1)
Cayman Cabiunas Investment Co.	100.00%	-	100	(**)	25,500	21	11
Petrobras Negócios Eletrônicos S.A. - E-Petro	99.95%	10	21,000	-	-	14	1
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	80.00%	12	25,001	-	-	12	-
Braspetro Oil Services Company - Brasoil	100.00%	172	106,210	-	-	(7)	(125)
Companhia de Recuperação Secundária S.A. - CRSEC	100.00%	-	43,456	-	-	4	-
Comperj Participações S.A.	100.00%	11	2,150	-	-	(1)	(7)
Downstream Participações Ltda.	99.99%	-	1,412	(*)	-	-	13
Braspetro Oil Company - BOC	100.00%	-	1	(**)	-	-	-
				-
Jointly controlled entities				-
UTE Norte Fluminense S.A.	10.00%	235	481,432	-	-	458	67
Termoaçu S.A.	76.87%	343	699,737	-	-	362	10
Fábrica Carioca de Catalizadores S.A. - FCC	50.00%	59	502,145	-	-	138	28
Logum Logística S.A.	20.00%	147	430,556	-	-	104	(27)
Brasil PCH S.A.	49.00%	53	94,188	-	14,844	81	25
Cia Energética Manauara S.A.	40.00%	24	45,000	-	-	76	9
Ibiritermo S.A.	50.00%	4	7,652	-	-	55	21
Petrocoque S.A. Indústria e Comércio	50.00%	24	30,222	-	-	52	9
Brasympe Energia S.A.	20.00%	13	260,000	-	-	39	2
Participações em Complexos Bioenergéticos S.A. - PCBIOS	50.00%	31	62,850	-	-	30	-
Refinaria de Petróleo Riograndense S.A.	33.20%	16	5,158	-	15,296	28	6
METANOR S.A. - Metanol do Nordeste	34.54%	33	98,693	-	197,386	22	(4)
Companhia de Coque Calcinado de Petróleo S.A. - COQUEPAR	45.00%	30	62,056	-	-	22	(1)
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	20	39,918	-	-	21	1
Brentech Energia S.A.	30.00%	15	25,901	-	-	20	7
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	19	38,911	-	-	19	(1)
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	51.00%	17	35,353	-	-	17	(2)
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	17	35,433	-	-	17	(1)
GNL do Nordeste Ltda.	50.00%	-	7,507	(*)	-	-	-

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

		Subscribed capital at December 31, 2012	Thousands of Shares
	% Petrobras' ownership		Common shares		Preferred shares	Shareholders’ equity (deficit)		Net income (loss) for the year
Associates				-
Braskem S.A.	36.20%	3,936	451,669	-	345,597	4,059	(***)	(497)	(***)
Fundo de Investimento em Participações de Sondas	5.00%	938	95,784	(*)	-	940		4
Sete Brasil Participações S.A.	5.00%	989	101,050		-	916		(26)
UEG Araucária Ltda.	20.00%	346	707,440	(*)	-	326		14
Deten Química S.A.	27.88%	104	99,327,769	-	-	153		28
Energética SUAPE II	20.00%	68	139,977	-	-	73		18
Termoelétrica Potiguar S.A. - TEP	20.00%	18	11,259	-	-	41		(5)
Companhia Energética Potiguar S.A.	20.00%	4	1	-	-	31		29
Nitroclor Ltda.	38.80%	5	10,330	(*)	-	-		-
Bioenergética Britarumã S.A.	30.00%	-	110	-	-	-		-

(*) Quota

(**) Lot of one share

(***) As of 09/30/12 – Date from latest financial reports available to the market.

10.2 Investments in jointly controlled entities and associates

	2012	2011
Associates and jointly controlled entities
Petrochemical investments	2,856	3,320
Gas distributors	555	563
Guarani S.A.	482	452
Termoaçu S.A.	267	287
Petroritupano - Orielo	233	244
Nova Fronteira Bionergia S.A.	203	231
Petrowayu - La Concepción	193	176
Distrilec S.A.	41	115
Petrokariña - Mata	75	104
UEG Araucária	64	68
Transierra S.A.	69	65
Other associates and jointly controlled entities	948	783
	5,986	6,408

Other investments	120	122
	6,106	6,530

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.3 Investments in listed companies

	Thousand - share lot			Quoted Stock Exchange Prices (US$ per share)		Market value
Company	2012	2011	Type	2012	2011	2012	2011

Subsidiaries
Petrobras Argentina (*)	1,356,792	678,396	Common	0.69	1.44	936	976
						936	976

Associates
Braskem	212,427	212,427	Common	4.70	6.28	998	1,334
Braskem	75,793	75,793	Preferred A	6.26	6.82	475	517
						1,473	1,851

(*)On September 26, 2012 Petrobras Argentina S.A. increased share capital through the capitalization of profit reserves, as approved by an Extraordinary General Meeting held along with the Annual General Meeting on March 29, 2012. This capitalization was carried out by the issuance of 1,009,618,410 new class B common shares. This transaction did not affect the Company's shareholders' equity.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

10.4 Summarized information on jointly controlled entities and associates

The Company invests in jointly controlled entities and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Summarized accounting information is set out below:

	2012
	Jointly controlled entities		Associates
	In Brazil	Abroad	In Brazil	Abroad

Current assets	2,120	774	7,198	2,720
Non-current assets	954	168	3,225	170
Property, plant and equipment	3,170	2,310	11,852	2,026
Other non-current assets	1,425	66	4,493	3
	7,669	3,318	26,768	4,919

Current liabilities	2,082	1,302	6,919	2,272
Non-current liabilities	1,754	949	11,003	799
Shareholders' equity	3,789	810	8,803	1,848
Non-controlling interest	44	257	43	-
	7,669	3,318	26,768	4,919

Sales revenues	5,753	1,237	19,474	639
Net Income for the Year	452	60	(440)	124
Ownership interest - %	From 10% to 83%	From 22% to 50%	From 5 to 43%	From 22% to 50%

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11 Property, plant and equipment

11.1 By class of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at December 31, 2010	5,256	58,321	83,170	21,742	168,489
Additions	101	1,570	31,840	2,141	35,652
Additions to decommissioning assets / review of estimates	-	-	-	1,407	1,407
Capitalized borrowing costs	-	-	4,382	-	4,382
Business combination	-	-	12	-	12
Write-offs	(25)	(262)	(1,296)	(333)	(1,916)
Transfers	2,413	18,406	(23,598)	7,057	4,278
Depreciation, amortization and depletion	(473)	(5,800)	-	(3,955)	(10,228)
Impairment - recognition	-	(50)	(150)	(213)	(413)
Impairment - reversal	1	15	-	36	52
Cumulative translation adjustment	(685)	(5,838)	(9,831)	(2,443)	(18,797)
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918

Cost	8,990	104,477	84,529	53,030	251,026
Accumulated depreciation, amortization and depletion	(2,402)	(38,115)	-	(27,591)	(68,108)
Balance at December 31, 2011	6,588	66,362	84,529	25,439	182,918
Additions	50	2,073	32,571	1,703	36,397
Additions to decommissioning assets / review of estimates	-	-	-	5,207	5,207
Capitalized borrowing costs	-	-	3,792	-	3,792
Business combination	83	182	2	-	267
Write-offs	(6)	(59)	(2,651)	(106)	(2,822)
Transfers	2,504	24,818	(30,413)	6,994	3,903
Depreciation, amortization and depletion	(477)	(6,626)	-	(3,765)	(10,868)
Impairment - recognition	(20)	(178)	(37)	(149)	(384)
Impairment - reversal	-	44	134	65	243
Cumulative translation adjustment	(559)	(4,908)	(6,264)	(2,022)	(13,752)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901

Cost	10,834	122,647	81,663	62,348	277,492
Accumulated depreciation, amortization and depletion	(2,670)	(40,939)	-	(28,982)	(72,591)
Balance at December 31, 2012	8,164	81,708	81,663	33,366	204,901

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) It includes oil and gas exploration and development assets

(**) It includes assets depreciated based on the units of production method.

At December 31, 2012 the property, plant and equipment includes assets under finance leases of US$ 102 (US$ 95 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.2 Estimated useful life

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12/31/2012
5 years or less	5,360	(3,168)	2,192
6 - 10 years	20,148	(9,152)	10,996
11 - 15 years	1,974	(836)	1,138
16 - 20 years	33,865	(8,827)	25,038
21 - 25 years	24,938	(6,734)	18,204
25 - 30 years	23,541	(3,691)	19,850
30 years or more	2,739	(1,580)	1,159
Units of production method	20,115	(9,621)	10,494
	132,680	(43,609)	89,071

Buildings and improvements	10,033	(2,670)	7,363
Equipment and other assets	122,647	(40,939)	81,708

11.3 Impairment of assets

In 2012 the Company recognized impairment losses relating primarily to mature producing fields in Brazil (US$ 143) and to the review of the cash flows expected to be generated by the U.S. Pasadena Refinery operations (US$ 225).

Reversals of impairment were recognized in 2012 as the assessments revealed that impairment losses recognized in prior periods related to certain oil and gas fields in Brazil (US$ 109) and in the Suape Petrochemical complex (US$ 134) decreased or no longer exist.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12 Intangible assets

12.1     By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2010	47,001	191	816	544	48,552
Addition	414	64	198	11	687
Acquisition through business combination	-	-	-	2	2
Capitalized borrowing costs	-	-	21	-	21
Write-offs	(160)	(3)	(7)	-	(170)
Transfers	(58)	12	(22)	(4)	(72)
Amortization	(36)	(67)	(204)	-	(307)
Impairment - recognition	(1)	-	-	-	(1)
Cumulative translation adjustment	(5,147)	(17)	(87)	(49)	(5,300)
Balance at December 31, 2011	42,013	180	715	504	43,412
Cost	42,394	725	1,512	504	45,135
Accumulated amortization	(381)	(545)	(797)	-	(1,723)
Balance at December 31, 2011	42,013	180	715	504	43,412
Addition	90	72	146	-	308
Capitalized borrowing costs	-	-	15	-	15
Write-offs	(119)	(2)	(3)	-	(124)
Transfers	(80)	12	(97)	(14)	(179)
Amortization	(48)	(61)	(142)	-	(251)
Impairment - reversal	6	-	-	-	6
Cumulative translation adjustment	(3,349)	(13)	(57)	(29)	(3,448)
Balance at December 31, 2012	38,513	188	577	461	39,739
Cost	38,920	715	1,444	461	41,540
Accumulated amortization	(407)	(527)	(867)	-	(1,801)
Balance at December 31, 2012	38,513	188	577	461	39,739

Estimated useful life - years	(*)	5	5	Indefinite

 (*) See note 4.7 (Intangible assets) for further information.

12.2 Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At December 31, 2012, the Company’s intangible assets include US$ 36,608 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical appraisal reports.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

In compliance with the exploration program, in 2012 the Company concluded the drilling of four wells in the Onerous Assignment, confirming the potential for hydrocarbon resources in the area. The Company will continue to develop its investment program and activities as established in the agreement.

12.3 Exploration rights returned to Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2012, in the amount of US$ 113 (US$ 84 in 2011) are set out below.

•         Exclusive Concession Blocks (Petrobras):

Espírito Santo Basin: ES-M-466;

Santos Basin: S-M-415, S-M-675; S-M-506; S-M-1358; S-M-1482; BM-S-17;

Potiguar Basin: POT-T-515; POT-T-560; POT-T-600; POT-T-602;

Sergipe Alagoas Basin: SEAL-T-252 e SEAL-T-253;

Recôncavo Baiano Basin: REC-T-209.

•         Blocks in partnership (returned by Petrobras or by its operators):

Campos Basin: C-M-103; C-M-151;

Espírito Santo Basin: ES-T-410;

Santos Basin: S-M-330, S-M-322; S-M-508, S-M-1476; BM-S-22;

Potiguar Basin: POT-T-608; POT-T-556, POT-T-601; POT-T-564;

Potiguar Offshore Basin: BM-POT-13;

Pará-Maranhão Basin: PAMA-M-187.

12.4     Oil and Gas fields operated by Petrobras returned to ANP

No oil and gas fields were returned to ANP in 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.5 Service concession agreement - Distribution of piped natural gas

At December 31, 2012, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of US$ 244 maturing between 2029 and 2043, which may be extended. According to the agreements, distribution service can be provided to industrial, residential, commercial, automotive, air conditioning, transport, and other sectors.

The consideration receivable is a factor of a combination of operating costs and expenses and returns on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13 Exploration for and Evaluation of Oil and Gas Reserves

The exploration and evaluation activities include  the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)
	2012	2011
Property plant and equipment
Balance at January 1	10,120	7,742
Additions to capitalized costs pending determination of proved reserves	6,640	6,258
Capitalized exploratory costs charged to expense	(2,782)	(1,391)
Transfers upon recognition of proved reserves	(2,628)	(1,612)
Cumulative translation adjustment	(701)	(877)
Balance at December 31	10,649	10,120
Intangible Assets (**)	37,968	41,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	48,617	51,791

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	2012	2011	2010

Geological and Geophysical Expenses	1,022	1,024	807
Exploration expenditures written off (includes dry wells and signature bonuses)	2,847	1,480	1,215
Other exploration expenses	89	101	171
Total expenses	3,958	2,605	2,194

Cash used in activities	2012	2011	2010

Operating activities	1,139	1,107	837
Investment activities	6,640	6,258	9,363
Total cash used	7,779	7,365	10,200

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.1 Aging of Capitalized Exploratory Well Costs

An aging of the number of wells and the capitalized exploratory well costs based on the drilling completion date, as well as the number of projects for which exploratory well costs have been capitalized for a period greater than one year are set out in the table below:

Aging of capitalized exploratory well costs (*)
	2012	2011
Capitalized exploratory well costs that have been capitalized for a period of one year	4,219	3,166
Capitalized exploratory well costs that have been capitalized for a period
greater than one year	6,430	6,954
Ending balance	10,649	10,120
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	145	99

(*) Amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are not included.

	In thousand (US$)	Number of wells
2011	2,213	62
2010	1,083	24
2009	1,012	34
2008	590	11
2007 and previous years	1,531	18
Ending balance	6,430	149

Of the amount of US$ 6,430 for 145 projects that include wells suspended for more than one year since the completion of drilling, US$ 1,741 are related to wells in areas for which drilling was under way or firmly planned for the near future and US$ 4,543 are related to costs incurred to assess the reserves and their potential development.

14 Trade payables

	2012	2011
Current Liabilities
Third parties
In Brazil	6,511	6,535
Abroad	5,104	4,883
Related parties (Note 17)	509	445
	12,124	11,863

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15 Finance Debt

	Current				Non-current
	2012		2011		2012		2011
Abroad
Financial institutions	4,614	#	7,272	#	25,156	#	20,039
Bearer bonds - Notes, Global Notes and Bonds	1,230	#	428	#	31,032	#	21,026
Trust Certificates - Senior/Junior	-		-		-		3
Others	245	#	6	#	2	#	101
	6,089		7,706		56,190		41,169

In Brazil		#
Export Credit Notes	142	#	72	#	6,261	#	6,921
BNDES	839	#	916	#	21,586	#	19,930
Debentures	140	#	988	#	345	#	529
FINAME	34	#	42	#	326	#	390
Bank Credit Certificate	50	#	27	#	1,765	#	1,922
Others	185	#	316	#	2,011	#	1,857
	1,390		2,361		32,294		31,549
	7,479		10,067		88,484		72,718

Interest expense on debt	1,018	#	879	#
Long-term debt due within one year (principal)	2,795	#	3,690	#
Short-Term debt	3,666	#	5,498	#
	7,479		10,067

15.1 Scheduled maturity dates of non-current debt (principal and interest accrued)

2012
2014	4,177
2015	7,125
2016	13,665
2017	9,389
2018 and thereafter	54,128
Total	88,484

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.2 Interest rate range for non-current debt

	2012	2011
Abroad
Up to 4% p.a.	31,819	22,119
From 4.01 to 6% p.a.	13,768	9,442
From 6.01 to 8% p.a.	9,916	8,385
More than 8% p.a.	687	1,223
	56,190	41,169

In Brazil
Up to 6% p.a.	3,384	2,870
From 6.01 to 8% p.a.	16,511	17,225
From 8.01 to 10% p.a.	11,852	1,930
More than 10% p.a.	547	9,524
	32,294	31,549
	88,484	72,718

15.3 Non-current debt by major currency

	2012	2011
U.S. Dollar	48,306	36,258
Real	18,411	17,529
Real indexed to U.S. Dollar	13,733	13,830
Euro	5,134	2,495
Pound Sterling	1,814	1,062
Japanese Yen	1,086	1,544
	88,484	72,718

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4 Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.5% p.a. in 2012 (4.6% p.a. in 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.5 Funding

Funding requirements are mainly related to  the development of oil and gas production projects, building of vessels  and pipelines, and expansion of industrial plants.

The main long-term debt issuances in 2012 are set out below:

a)      Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	7,000	2015, 2017, 2021 and 2041	Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$1,250 with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.

PNBV	Apr/12 to Jun/12	1,879	2018, 2019 and 2023	Financing in the amount of US$1,879 obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.

PNBV	Aug/12 to Sep/12	1,500	2019	Financing in the amount of US$1,500 obtained from Export Development Canadá and HSBC Holdings PLC - Libor + market interest.

				Financing in the amount of US$1,500 obtained from Banco do Brasil S/A and Citibank N.A. - Libor + market interest.
PGT BV	Sep/12	1,500	2017 and 2018

PGT BV	Oct/12 to Dec/12	1,500	2017 and 2018	Financing in the amounts of US$1,000 and US$500 obtained from Bank of America and Standard Chartered - Libor + market interest.

PGF BV	Oct/12	2,580	2019 and 2023	Global notes issued in the amounts of € 1,300 and € 700 with 3.25% p.a. and 4.25% p.a. coupon, respectively.

PGF BV	Oct/12	726	2029	Global notes issued in the amounts of £ 450 with 5.375% p.a.

		16,685

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)    In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	235	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.

Fundo de Investimento Imobiliário FCM	May/12	254	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities and other infrastructure projects, as well as research and development projects and modernization and expansion of the technology park.

Petrobras	Jul/12 to Sep/12	2,080	2015 and 2022

Petrobras	Nov/12 to Dec/12	347	2015, 2024 and 2026

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities, construction of a regasification terminal for natural gas and deployment of industrial unit for the production of nitrogen fertilizers.

		2,916

15.6 Funding – Outstanding balance

a)   Abroad

		Amount in US$ million
Company	Financial Institution	Available (Line of Credit)	Used	Balance
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827
Petrobras	Japan Bank for International Cooperation (JBIC)	600	-	600
Petrobras	The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU) *	400	-	400

  (*)Japan Bank for International Cooperation (JBIC) will provide partial guarantees whether the line of credit is used.

b)   In Brazil

Company	Financial Institution	Available (Line of Credit)	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	4,896	619	4,277
PB-LOG	BNDES	543	139	404
Petrobras	BNDES	5,077	2,427	2,650
Liquigas	BNDES	56	41	15

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,440, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. Certain BNDES loans are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

16 Leases

16.1 Future Minimum Lease Payments / Receipts – Finance Leases

	2012
	Minimum receipts	Minimum payments

2013	188	21
2014 - 2017	725	87
2018 and thereafter	2,066	171
Estimated lease receipts/payments	2,979	279

Interest expense (annual)	(1,383)	(175)

Present value of the lease receipts/payments	1,596	104
Current	60	18
Non-current	1,536	86
At December 31, 2012	1,596	104

Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

16.2 Future Minimum Lease Payments - Operating leases

2012
2013	16,723
2014-2017	35,313
2018 and thereafter	29,549
At December 31, 2012	81,585

At December 31, 2011	55,513

During 2012 the Company paid US$ 10,389 for operating lease installments, recognized as a period expense.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17 Related parties

The Company carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At December 31, 2012 and December 31, 2011, no losses were recognized on the balance of related party accounts receivable.

17.1 Transactions with jointly controlled entities, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	2012		2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	780	597	826	417
Gas distributors	446	216	467	189
Braskem and its subsidiaries	152	109	87	71
Other associates and jointly controlled entities	182	272	272	157

Government entities and pension funds	24,433	34,907	22,881	36,284
Government bonds	18,086	-	14,120	-
Banco do Brasil S.A. (BB)	968	4,409	1,566	6,302
Judicial deposits (CEF and BB)	2,668	-	1,835	-
Receivables from the Electricity sector (Note 17.2)	1,937	-	1,958	-
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	409	-	444	-
BNDES	3	23,425	4	21,799
Caixa Econômica Federal (CEF)	-	4,043	2,735	4,363
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	1,936	-	2,063
Federal government - Dividends and Interest on Capital	-	478	-	597
Petros (Pension fund)	-	163	-	188
Others	362	453	219	972
	25,213	35,504	23,707	36,701

The classification of the transactions and their carrying amounts are set out below:

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2012		2011
	Assets	Liabilities	Assets	Liabilities
Current assets	20,354		17,130
Cash and cash equivalents	8,518		6,439
Marketable securities	10,428		8,948
Trade and other receivables, net	1,371		1,672
Other current assets	37		71

Non-current	4,859		6,577
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	409		444
Marketable securities	134		3,006
Judicial deposits	2,668		1,835
Other non-current assets	1,648		1,292

Current liabilities		5,298		6,224
Current debt		1,448		2,519
Dividends Payable		1,196		985
Other current liabilities		2,654		2,720

Non-Current Liabilities		30,206		30,477
Non-current debt		30,013		30,273
Other non-current liabilities		193		204
	25,213	35,504	23,707	36,701

17.2 Receivables from the electricity sector

At December 31, 2012, the Company had a total amount of US$ 1,937 (US$ 1,958 at December, 31, 2011) of receivables from the Brazilian electricity sector, of which US$ 1,640 were classified as non-current assets after negotiations held during the year.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras. The payment of amounts related to the fuel supplied is borne by AME, which transfers funds to the Independent Power Producers.

The balance of these receivables at December 31, 2012 was US$ 1,723 (US$ 1,715 at December 31, 2011), of which US$ 1,451 was past due (US$ 1,415 at December 31, 2011).

The Company has been using all available resources in order to recover these receivables and, following negotiations, Petrobras received US$ 494 on October 1, 2012 from AME.

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a financial lease of the two thermoelectric power plants. The contracts determine the power plants be returned to AME at the end of the agreement period with no residual value (20-year term). The balance of these receivables was US$ 214 (US$ 243 at December, 31, 2011) none of which was overdue.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.3 Petroleum and Alcohol accounts - Receivables from Federal Government

At December 31, 2012, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 409 (US$ 444 at December 31, 2011). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company decided to file a lawsuit in July 2011 related to collect the receivables.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.4 Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits.

The compensation of employees (including those occupying managerial positions) and officers in the month of December 2012 and December 2011 were:

Amounts refer to monthly compensation in U.S. dollars	2012	2011
Compensation per employee
Lowest compensation	1,118.64	1,102.12
Average compensation	5,631.54	5,799.06
Highest compensation	33,233.06	36,743.69
Compensation per officer of Petrobras (highest)	41,415.24	44,253.39

Petrobras’ key management compensation (which comprises salaries and other short-term benefits) during 2012 was US$ 6.0 (US$ 7.3 in 2011, referring to seven officers and nine board members). At December 31, 2012 the Company had seven officers and ten board members.

In 2012 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 29 (US$ 26.8 in 2011).

As established in Brazilian Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of ten members, after the employees’ representative was confirmed in the Annual General Meeting of March 19, 2012.

18 Provision for decommissioning costs

Non-current liabilities	2012	2011
Opening balance	4,712	3,904
Revision of provision	5,226	1,365
Use by Payment	(286)	(284)
Accrual of interest	134	125
Others	4	63
Cumulative translation adjustment	(349)	(461)
Closing balance	9,441	4,712

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19 Taxes

19.1 Taxes and contributions

Current assets	2012	2011
Taxes In Brazil:
ICMS (VAT)	1,542	1,698
PIS/COFINS (Taxation on Revenues)	2,279	2,743
CIDE	23	77
Income taxes	1,255	1,528
Other taxes	193	225

	5,292	6,271

Taxes Abroad	280	577
	5,572	6,848

Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	903	1,172
Deferred PIS and COFINS (Taxation on Revenues)	4,051	3,488
Others	252	241
	5,206	4,901
Taxes Abroad	17	11
	5,223	4,912

Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,488	1,161
PIS/COFINS (Taxation on Revenues)	491	309
CIDE	17	254
Production Taxes	2,624	2,741
Withholding income taxes	565	443
Current income taxes	281	179
Other taxes	360	349
	5,826	5,436

Taxes abroad	302	411
	6,128	5,847

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2 Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporation tax rates are 25% and 9%, respectively.

The nature of deferred income taxes recognized and the scheduling of the estimated timing of the reversal are set out in the tables below.

a)      Changes in deferred income taxes

	Property, Plant & Equipament
	Exploration costs for the extraction of crude oil and natural gas	Others	Trade and Other Receivables / Payables, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on Capital	Others	Total
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
Recognized in profit or loss for the year	(2,388)	(1,289)	472	(110)	88	(21)	203	80	(634)	(3,599)
Recognized in shareholders’ equity	-	-	-	24	-	-	-	-	(28)	(4)
Cumulative translation adjustment	1,032	594	73	83	(32)	(35)	(74)	(60)	(45)	1,536
Others	2	103	142	(168)	(19)	(27)	-	-	308	341
Balance at December 31, 2011	(11,374)	(2,203)	(425)	(844)	335	343	634	473	(367)	(13,428)
Recognized in profit or loss for the year	(2,327)	(1,284)	961	217	59	10	(119)	595	(366)	(2,254)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	64	64
Cumulative translation adjustment	1,038	341	24	77	(76)	(213)	(48)	(18)	(191)	934
Others	(14)	35	1	(38)	28	969	-	-	15	996
Balance at December 31, 2012	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	(845)	(13,688)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

							Deferred tax assets			5,526
							Deferred tax liabilities			(19,213)
							Balance at December 31, 2012			(13,687)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)      Timing of reversal of  deferred income taxes

Management considers that the deferred tax assets will be recovered as provisions are settled and future events occur, both based on estimates that have been made.

The estimated recovery / reversal dates of net deferred tax assets (liabilities) recoverable (payable) is set out in the table below:

	Deferred income tax
	Assets	Liabilities

2013	1,926	1,623
2014	464	1,291
2015	530	1,238
2016	496	1,124
2017	959	1,497
2018	165	1,215
2019	121	1,086
2020 and thereafter	865	10,139
Deferred tax credits recognized	5,526	19,213
Deferred tax credits not recognized	2,122	-
Total	7,648	19,213

At December 31, 2012, the Company had unused tax credits, for which no deferred tax assets have been recognized, in the amount of US$ 2,122 (US$ 833 at December 31, 2011) resulting from net operating tax losses mainly from oil and gas exploration and production activities in the United States in the amount of US$ 1,329 (US$ 639 at December 31, 2012)  subject to a 20-year statute of limitations from the recognition of the losses based on the date the losses were recognized.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3 Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporation tax rates is set out in the table below:

	2012	2011	2010
Income before taxes	14,493	26,724	27,274

Income taxes computed based on Brazilian Statutory Corporation Tax Rates (34%)	(4,928)	(9,089)	(9,272)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:

· Tax benefits from the deduction of interest on capital from income	1,612	2,123	1,985

· Results of Companies abroad subject to different tax rates	335	422	339

· Tax incentives	58	220	89

· Carry-forward of tax losses	(341)	(345)	(47)

· Non-deductible expenses, net*	(559)	(268)	(119)

· Tax credits of companies abroad in the exploration stage	(2)	-	(18)

· Others	263	205	218
Income taxes expense	(3,562)	(6,732)	(6,825)

Deferred income taxes	(2,254)	(3,599)	(3,286)
Current income taxes	(1,308)	(3,133)	(3,539)

	(3,562)	(6,732)	(6,825)

Effective Tax Rate	24.6%	25.2%	25.0%

* It includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20 Employee benefits (Post-Employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	2012	2011
Liabilities
Pension benefits	3,009	2,697
Medical benefits	7,054	6,942
	10,063	9,639

Current	788	761
Non-current	9,275	8,878

The current balance relates to an estimate of the payments to be made in the next 12 months.

20.1 Pension plans in Brazil - Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a nonprofit legal entity under private law with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan was established by Petrobras in July 1970 as a defined-benefit pension plan to provide post-retirement benefits for employees of the Company and its Brazilian subsidiaries in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

At December 31, 2012, the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 comprise a balance of US$ 3,073, including US$ 185 related to interest expense due in 2013. The TCF are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The carrying amount of US$ 2,923 related to crude oil and oil products pledged as security for the TFC are presented within inventories and replaced the long-term National Treasury Notes that were previously held as collateral in July 2012.

The employers' expected contributions to the plan for 2013 are US$ 450.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)   Petros Plan 2 - Fundação Petrobras de Seguridade Social

Petros Plan 2 was established in July 2007 by the Company as a variable contribution plan recognizing past service costs for contributions for the period (from August 2002 to August 29, 2007) in which the Petros Plan was closed and the participants did not have a pension plan, or for those admitted during this period. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros Plan 2 have defined benefit characteristics, primarily the coverage of disability and death risks, the guarantee of a minimum defined benefit and annuity. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are recognized in profit or loss and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were US$ 309 in 2012.

The defined benefit portion of the contributions has been suspended from July 1st, 2012 to June30, 2013, as decided by the Deliberative Council of Petros, based on advice from by the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2013 the employers' expected contributions to the defined-benefit portion of the plan are US$ 361.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.2 Pension plans abroad - Defined benefit

The Company also sponsors pension plans of certain of its international subsidiaries, with defined contribution characteristics, including those in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations. The Company paid US$ 8 in 2012 as contributions to these plans.

20.3 Pension Plans assets

Pension plans assets follow a long term investment strategy to meet the assessed risk profile of each different class of asset and provide for diversification to lower portfolio risk. The portfolio must comply with the Brazilian National Monetary Council regulations. Portfolio targets for the period between 2013 and 2017 are 40% to 60% in fixed-income securities, 30% to 45% in variable-income securities, 3% to 8% in real estate, up to 15% in loans to participants, 4% to 12% in structured finance projects and up to 3% in investments abroad.

The hierarchy of the fair values of the pension plan assets is set out below:

	2012					2011
Class of Asset	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	9,906	2,963	-	12,869	46%	12,474	47%
Corporate bonds	-	2,894	-	2,894		3,772
Government bonds	9,906	-	-	9,906		8,614
Other investments	-	69	-	69		88
Variable income	8,004	1,695	2,942	12,641	46%	12,102	46%
Common and Preferred Shares	8,004	-	-	8,004		6,943
Private Equity funds	-	1,169	2,941	4,110		5,081
Other investments	-	526	1	527		78
Real Estate Properties	-	-	1,355	1,355	5%	959	4%
				26,865	97%	25,535	97%
Loans granted to Participants				819	3%	768	3%
				27,684	100%	26,303	100%

At December 31, 2012, the investments include Petrobras’ common and preferred shares in the amount of US$ 355 and US$ 237, respectively, and real estate properties rented by the Company in the amount of US$ 174.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

The real rate of return on investment expected, based on market expectations, is 5.56% p.a. for variable-income securities and structured investments, 3.75% p.a. for fixed-income securities and 4.02% p.a. for real estate properties and 6.0% p.a. for loans granted to participants, resulting in an average return of 4.6% p.a.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.4 Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and its subsidiaries operate a medical benefit plan for employees in Brazil (active and inactive) and their dependents: the AMS health care plan. The plan is managed by the Company and the employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of other procedures, as established in the contribution table of the plan based on certain parameters, such as salary levels. The plan includes assistance towards the purchase of certain medicines in certain registered drugstores throughout Brazil.

There are no assets held as collaterals for the plan. Benefits are paid and recognized by the Company as incurred by the participants.

20.5 Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

 Information regarding defined benefit plans, in Brazil and abroad, has been consolidated for presentation purposes as the actuarial assumptions are similar and total assets and liabilities regarding pension plans abroad are not significant.

All pension plans have deficits (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)      Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2012				2011
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total
Movement in the present value of benefit obligation

Benefit obligation at the beginning of the year	33,092	781	8,250	42,123	33,154	440	8,269	41,863
Interest cost:
· Terms of Financial Commitment	302	-	-	302	362	-	-	362
· Actuarial	3,263	85	894	4,242	3,338	50	926	4,314
Current service cost	195	226	146	567	199	200	146	545
Benefits paid	(1,176)	(3)	(364)	(1,543)	(1,228)	(2)	(365)	(1,595)
Actuarial (Gains) / Losses	6,109	(233)	223	6,099	1,405	189	307	1,901
Others	13	23	1	37	5	1	-	6
Cumulative translation adjustment	(3,107)	(71)	(719)	(3,897)	(4,143)	(97)	(1,033)	(5,273)
Benefit obligation at the end of the year	38,691	808	8,431	47,930	33,092	781	8,250	42,123

Movement in the fair value of plan assets

Plan assets at the beginning of the year	26,130	174	-	26,304	27,197	137	-	27,334
Expected return on plan assets	3,067	26	-	3,093	3,303	21	-	3,324
Contributions: Employers and Plan Participants	454	49	364	867	489	38	365	892
Amounts received relating to the Terms of Financial Commitment	164	-	-	164	173	-	-	173
Benefits paid	(1,176)	(3)	(364)	(1,543)	(1,228)	(2)	(365)	(1,595)
Actuarial Gains / (Losses)	1,105	6	-	1,111	(530)	-	-	(530)
Others	9	8	-	17	3	-	-	3
Cumulative translation adjustment	(2,311)	(18)	-	(2,329)	(3,276)	(22)	-	(3,298)
Plan assets at the end of the year	27,442	242	-	27,684	26,131	172	-	26,303

Amounts recognized in the statement of financial position

Present value of funded obligations	38,691	808	-	39,499	33,092	781	-	33,873
(-) Fair value of the plan assets	(27,442)	(242)	-	(27,684)	(26,131)	(172)	-	(26,303)
Deficit of funded plans	11,249	567	-	11,816	6,961	609	-	7,570
Present value of unfunded obligations	-	-	8,431	8,431	-	-	8,250	8,250
Unrecognized actuarial gains/(losses)	(9,155)	28	(1,428)	(10,555)	(5,094)	(256)	(1,449)	(6,799)
Unrecognized past service cost	(34)	(45)	(12)	(91)	(50)	(56)	(17)	(123)
Cumulative translation adjustment	398	1	63	462	550	33	158	741
Net actuarial obligations at December 31	2,458	551	7,054	10,063	2,367	330	6,942	9,639

Movement in net actuarial obligations

Balance at January 1	2,370	327	6,942	9,639	2,707	171	7,074	9,952
(+) Costs incurred during the year	727	284	1,080	2,091	410	218	1,102	1,730
(-) Employee Contributions	(265)	(22)	(363)	(650)	(285)	(21)	(365)	(671)
(-) Payments relating to the Terms of Financial Commitment	(164)	-	-	(164)	(171)	-	-	(171)
Other	1	-	(1)	-	12	1	-	13
Cumulative translation adjustment	(211)	(38)	(604)	(853)	(306)	(39)	(869)	(1,214)
Balance at December 31	2,458	551	7,054	10,063	2,367	330	6,942	9,639

	3,009				2,697

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)      Actuarial expenses, net

	2012				2011				2010
	Pension Plan				Pension Plan				Pension Plan
	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total	Defined benefit	Variable contribution	Medical plan	Total
Current service cost	195	226	146	567	199	200	146	545	230	59	112	401
Interest cost:
· Terms of Financial Commitment	302	-	-	302	362	-	-	362	289	-	-	289
· Actuarial	3,263	85	894	4,242	3,338	50	926	4,314	2,691	33	755	3,479
Expected return on plan assets	(3,067)	(26)	-	(3,093)	(3,303)	(21)	-	(3,324)	(2,540)	(15)	-	(2,555)
Amortization of actuarial (gains) / losses	218	10	37	265	4	2	28	34	2	1	-	3
Contributions: Employers	(197)	(30)	-	(227)	(204)	(17)	-	(221)	(210)	-	-	(210)
Past service cost	12	4	3	19	14	5	2	21	13	4	2	19
Others	1	15	-	16	-	(1)	-	(1)			1	1
Net costs for the year	727	284	1,080	2,091	410	218	1,102	1,730	475	82	870	1,427

Related to active employees:
Included in the cost of sales	222	125	227	574	131	91	212	434	105	42	168	315
Operating expense recognized in profit or loss	139	154	182	475	66	122	180	368	79	39	113	231
Related to retired employees	366	5	671	1,042	213	5	710	928	291	1	589	881
Net costs for the year	727	284	1,080	2,091	410	218	1,102	1,730	475	82	870	1,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)       Difference between estimated and actual amounts incurred

The differences between estimated and actual amounts incurred in the last four years are set out in the table below:

	2012		2011	2010	2009
Pension plan gains/(losses)
Experience adjustments on pension plan liabilities	3,347		(67)	71	(219)
Experience adjustments on pension plan assets	1,061	#	(472)	1,198	1,966

Medical plan gains/(losses)
Experience adjustments on medical plan liabilities	1,654	#	704	248	381

d)         Changes in assumed medical costs

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Discount Rate				Medical Cost
	Pension Benfits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps

Pension Obligation	(4,874)	6,184	(1,022)	1,258	1,370	(1,105)
Current Service cost and interest cost	2,538	3,098	(131)	163	182	(140)

e)        Significant actuarial assumptions used by the independent actuary

	2012	2011

Discount rate	Inflation: 5.40% to 4.11% p.a (1) + Interest (2): 3.75% p.a (2a)/3.81% p.a(2b)	Inflation 5.6% to 4.34% p.a + Interest: 5.58% p.a (2)
Salary growth rate	Inflation: 5.40% to 4.11% p.a(1) + 2.105% p.a(3a) / 3.370% p.a(3b)	Inflation 5.6% to 4.34% p.a. + 2.080% to 3.188% p.a
Expected return rate from the pension plan assets	-	Inflation 5.6% p.a. + interest: 6.49% p.a.
Turnover rate of medical plans	0.700% p.a (4)	0.652% p.a (4)
Turnover rate of pension plans	Null	Null
Variance assumed in medical and hospital costs	11.74% to 4.11%p.a (5)	8.96% to 4.34%p.a (5)
Mortality table	AT 2000 sex specific. 30% smoothing coefficient - female(6)	AT 2000, sex specific
Disability table	TASA 1927 (7)	TASA 1927 (7)
Mortality table for disabled participants	Winklevoss, sex specific - 20% smoothing coefficient (8)	AT 49, sex specific

(1) Expected inflation curve based on market expectations: 5.40% and 5.50% for 2013 and 2014, respectively and flat at 4.11% afterwards (based on the Company’s average scenario)

 (2) The Company uses a methodology for computing an equivalent real interest rate based on the term structure of long-term government bonds with the longest maturities, considering the maturity profile of the pension and medical benefits obligations.

(2a) Petros Plan – Petrobras Group and Petros Plan 2

(2b) AMS Plan

(3a) Petros Plan – Petrobras Group

(3b) Petros Plan 2

(4) Average turnover which varies according to age and time of service. Except for BR (1.603%) and Liquigas (7.640%) in 2012.

(5) Decreasing rate for medical and hospital costs indexed to the long-term projected inflation for the next 30 years.

(6) Except for Petros Plan 2, which was based on AT 2000 (80% male + 20% female) Mortality Table.

(7) Except for Petros Plan 2, which was based on Álvaro Vindas disability table (2012) and Adjusted Zimmermann (2011).

(8) Except for Petros Plan 2, which was based on AT49 Male Mortality Table for disabled.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.6 Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. Contributions paid in 2012, in the amount of US$ 6 were recognized in profit or loss.

21 Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State-Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and are computed based on the consolidated income before profit sharing and non-controlling interests.

The company has recognized a profit sharing liability in the amount of US$ 524 (US$ 867 in 2011) pursuant to these regulations.

Profit sharing benefits for key management are subject to approval at the Annual General Meeting for 2013, in accordance with articles 41 and 56 of the Company’s bylaws and Brazilian Federal regulations.

22 Shareholders’ equity

22.1 Share capital

At December 31, 2012, subscribed and fully paid share capital was US$ 107,362, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2012

The Extraordinary General Meeting, held jointly with the Annual General Meeting on March 19, 2012, approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, recognized in 2011 in the amount of US$ 7 (in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Ministry for National Integration), without issue of new shares (pursuant to article 169, paragraph 1, of Law 6,404/76). Share capital increased from US$ 107,355 to US$ 107,362.

Capital increase with reserves in 2013

A proposal will be made to the Extraordinary General Meeting, to be held jointly with the Annual General Meeting in 2013 to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2012, of US$ 9. Share capital will increase from US$ 107,362 to US$ 107,371.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.2 Additional paid in capital

a) Incremental costs directly attributable to the issue of new shares

These include any transaction costs directly attributable to the issue of new shares, net of taxes. The amount of US$ 279, net of taxes, relating to incremental costs directly attributable to the global offering of new shares was recognized in 2010.

b) Change in interest in subsidiaries

These include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

22.3 Profit reserves

a)     Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)    Tax incentives reserve

Government grants are recognized in profit or loss and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increasing share capital.

In 2012, government grants of US$ 9 related to reinvestments, using income taxes benefits, for the development of the Northeast of Brazil (Superintendências de Desenvolvimento do Nordeste – SUDENE) and the Amazon region (SUDAM) were appropriated from profit or loss.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

d) Profit retention reserve

Profit retention reserve shields funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

A retention of US$ 4,864, of which US$ 4,858 from 2012 profit and US$ 6 appropriated from retained earnings, was allocated to the annual investment program in the 2013 capital budget, which will be proposed and voted at the 2013 Annual General Meeting.

22.4 Accumulated other comprehensive income

a)      Cumulative translation adjustment

This account comprises all exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency, recognized as cumulative translation adjustments (CTA) within Accumulated other comprehensive income.

b)      Other comprehensive income

This account comprises gains or losses arising from measurement at fair value of available-for-sale financial assets and cash flow hedges.

22.5 Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

Preferred shares have priority in case of capital returns and dividend distribution, which is based on the higher of 3% of the preferred shares’ net book value, or 5% of the preferred share capital.

Dividends for 2012 of US$ 4,499 are to be voted at the 2013 Annual General Meeting and are consistent with the rights granted to preferred shares in the bylaws of the Company and to the minimum mandatory dividend for common shares. Dividends proposed for 2012 represent 44.73% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law), as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend (25% of the adjusted net income for the year).

An equal amount of dividends for common and preferred shares was proposed and approved in 2011 and represented 38.25% of the adjusted net income in Brazilian Reais, as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Dividends proposed for 2012 comprise interest on capital of US$ 4,499 and were approved by the Board of Directors, as set out below:

				Common Share		Preferred Share
Payment	Date of approval by Board of Directors	Date of Record	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1st payment of interest on capital	04.27.2012	05.11.2012	05.31.2012	817	0.11	615	0.11	1,432
2nd payment of interest on capital	02.04.2013			983	0.13	2,084	0.37	3,067
				1,800	0.24	2,699	0.48	4,499

Interim distributions of interest on capital in 2012 will be deducted from the distribution to be made at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital will be indexed based on the SELIC rate from December 31, 2012 to the date of payment, which will be voted at the 2013 Annual General Meeting.

Interest on capital is subject to a withholding income tax rate of 15%, except for shareholders that are declared immune or exempt, pursuant to Law 9,249/95. Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on capital is recognized in profit or loss. An amount of US$ 1,530 was recognized in 2012 (US$ 2,064 in 2011) relating to tax benefits from the deduction of interest on capital. For accounting purposes, shareholders’ equity is reduced in a manner similar to a dividend, pursuant to CVM Deliberation 207/96.

22.6 Earnings per Share

	2012	2011
Net income atributable to Shareholders of Petrobras	11,034	20,121
Weighted average number of common and preferred shares in issue	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.85	1.54

23 Sales revenues

	2012	2011	2010

Gross sales revenue	176,714	183,022	151,297
Sales taxes	(32,611)	(37,107)	(30,845)
Sales revenues	144,103	145,915	120,452

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24 Other operating expenses, net

	2012	2011	2010

Pension and medical benefits	(1,042)	(928)	(881)
Unscheduled stoppages and pre-operating expenses	(856)	(901)	(350)
Institutional relations and cultural projects	(777)	(884)	(339)
Inventory write-down to net realizable value (market value)	(742)	(643)	(694)
Losses / Gains on legal and administrative proceedings	(716)	131	(1,031)
Expenses related to collective bargaining agreement	(444)	(430)	(364)
Expenditures on health, safety and environment	(289)	(474)	(207)
Impairment	(137)	(369)	(38)
Government Grants	385	378	212
Expenditures/reimbursements from operations in E&P partnerships	268	10	26
Others	165	127	(129)

	(4,185)	(3,983)	(3,965)

25 Expenses by nature

	2012	2011	2010
Raw material / products purchased	(61,856)	(57,274)	(43,952)
Production taxes	(16,083)	(16,228)	(11,547)
Employee Benefits	(12,071)	(12,207)	(10,364)
Depreciation, depletion and amortization	(11,119)	(10,535)	(8,308)
Changes in inventories	724	5,278	214
Freight, rent, third-party services and other related costs	(20,572)	(23,451)	(15,740)
Exploration expenditures written off (includes dry wells and signature bonuses)	(2,847)	(1,480)	(1,215)
Taxes expenses	(386)	(460)	(509)
Losses / Gains on legal and administrative proceedings	(716)	131	(1,031)
Institutional relations and cultural projects	(777)	(884)	(339)
Unscheduled stoppages and pre-operating expenses	(856)	(901)	(350)
Expenditures on health, safety and environment	(289)	(474)	(207)
Inventory write-down to net realizable value (market value)	(742)	(643)	(694)
Impairment	(137)	(369)	(38)
	(127,727)	(119,497)	(94,080)

Cost of sales	(107,534)	(99,595)	(77,145)
Selling expenses	(4,927)	(5,346)	(4,863)
General and Administrative expenses	(5,034)	(5,161)	(4,441)
Exploration costs	(3,994)	(2,630)	(2,168)
Research and development expenses	(1,143)	(1,454)	(989)
Other taxes	(386)	(460)	(509)
Other operating expenses, net	(4,185)	(3,984)	(3,965)
Profit sharing	(524)	(867)	(996)
	(127,727)	(119,497)	(94,080)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26 Net finance income (expense)

	2012	2011	2010

Foreign exchange and inflation indexation charges net debt (*)	(3,327)	(2,918)	260
Expenses on debt	(5,152)	(4,866)	(4,070)
Income from investments and marketable securities	1,716	2,948	1,273
Financial result on net debt	(6,763)	(4,836)	(2,537)

Capitalized borrowing costs	3,807	4,403	3,156
Gains (losses) on derivatives	(52)	(215)	5
Interest income from marketable securities	919	286	369
Other finance expense and income, net	404	(39)	(2)
Other exchange and indexation charges, net	(241)	477	560
Finance income (expenses), net	(1,926)	76	1,551

Finance income (expenses), net
Income	3,659	3,943	2,535
Expenses	(2,016)	(1,424)	(1,784)
Foreign exchange and inflation indexation charges, net	(3,569)	(2,443)	800
	(1,926)	76	1,551

(*) It includes indexation charges on debt in local currency indexed to the U.S. dollar.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27 Provisions for Legal Proceedings, Contingent Liabilities and Contingent Assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues. Based on legal advice and management’s best estimates, the Company reviews whether it is probable that an outflow of resources embodying economic benefits will be required to set the obligations.

27.1 Provisions for legal proceedings

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Significant proceedings, for which the Company has recognized a provision, mainly include: (i) withholding of income taxes for securities issued outside Brazil; (ii) losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; and (iii) fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

In addition, the Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras demanding compensation for moral damages, financial damages and environmental recovery due to oil spillages: (i) in Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, for which a provision was recognized in 2011 and its updated amount at December 2012 is US$ 34; and (ii) in the Araucária – Paranaguá pipeline (OLAPA), at the headwaters of Rio do Meio, in the town of Morretes – State of Paraná, on February 16, 2001. This legal proceeding resulted in a settlement agreement signed on April 26, 2012, for which a provision was recognized in March, 2012 in the amount of US$ 52, US$ 46 of which were paid in May, 2012 and US$ 6 are still recognized as a provision, in order to support the expenses to recover the area.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	2012	2011
Labor claims	336	194
Tax claims	341	354
Civil claims	514	480
Environmental Claims	63	44
Other claims	11	16
	1,265	1,088

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2012	2011
Opening Balance	1,088	964
Additional provisions	647	293
Amounts used during the year (payment)	(440)	(130)
Accretion expense	99	43
Others	(129)	(82)
Closing Balance	1,265	1,088

27.2 Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	2012	2011
Non-current assets
Labor	869	641
Tax	1,435	1,112
Civil	320	271
Environmental	69	52
Others	3	4
	2,696	2,080

27.3 Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities regarding legal proceedings which the likelihood of loss is considered to be possible is set out in the table below.

Estimates
Tax	24,737
Civil	2,419
Labor	1,298
Environmental	325
Others	4
28,783

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A brief description of the nature of the main contingent liabilities (tax and civil) are set out in the tables below:

a)  Tax Proceedings

Description of tax proceedings	Estimate

Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,124
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,661
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	804
4) Withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	4,458
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,722
6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of gas without the gross-up of such tax.
Current status: Awaiting the hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	713
7) Non-payment of tax on financial operations (IOF) over intercompany loans.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,763
8) Withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,871

Plaintiff: State Finance Department of Rio de Janeiro 9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
9) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	1,392
10) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36.454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the company has presented its defense.
793

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b) Civil Proceedings – General

Description of tax proceedings	Estimate

Plaintiff: State Finance Department of São Paulo
11) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted
to judicial dispute, in which the Company has obtained a favorable decision.	2,084

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha,
Vitória and Maragogipe.
12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with
Complementary Law No. 116/03.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	929

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which
the Company is taking legal actions to ensure its rights.	462
14) Other tax proceedings	3,961

Total for tax proceedings	24,737

b) Civil Proceedings - General

Description of civil proceedings	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin.
In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.
Current status: This claim involves processes in different administrative and judicial stages, in which the
Company is taking legal actions to ensure its rights.	910
2) Other civil proceedings	1,509

Total for civil proceedings	2,419

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)    Other Proceedings

Plaintiff: Porto Seguro Imóveis Ltda.

On August 28, 2012, the Superior Court (STJ), unanimously upheld the special appeal filed by Petrobras, dismissing the plaintiff's claims. Porto Seguro Imóveis Ltda., a former minority shareholder of Petroquisa, filed a lawsuit related to alleged losses suffered as a result of the disposal of Petroquisa's interest in various petrochemical companies included in the National Privatization Program. Based on the aforementioned decision, the possibility of an outflow of resources related to this contingent liability, in the amount of US$ 3,996 was reassessed as remote.

27.4 Joint Ventures – Frade field

In November 2011, there was an oil spillage in the Frade field operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are being sued for US$ 10 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to new leaks on the seabed of the Frade field. In this suit the Federal Public Attorney’s Office pleads to a further US$ 10 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

27.5 Contingent assets

27.5.1 Recovery of maintenance/replacement costs – Barracuda & Caratinga

In 2006, Petrobras, as representative of Barracuda & Caratinga Leasing Company B.V. (BCLC),  pursuant to the provisions of EPC Contract, submitted a matter for arbitration in New York against Kellog, Brown & Root, Inc – KBR, demanding payment of indemnification in the amount of approximately US$ 220 million plus interest for the costs of monitoring and replacing defective stud bolts and anchor bolts incurred on subsea oilfield flowlines in the Barracuda and Caratinga field, under the contractual guarantee period as well as costs and expenses of the arbitration.

On September 21, 2011, the arbitration court awarded BCLC, as pleaded in the arbitration, the full amount of US$ 166 (R$ 339 million, as the damages were incurred in this currency) and condemned KBR to pay almost the entirety costs incurred by Petrobras in the arbitration, including internal costs, legal fees and other arbitration costs. After the decision, the Company recognized the amount of US$ 166 as a non-current asset.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In December 2012, Halliburton, as KBR guarantor, negotiated with BCLC to pay US$ 218, in order to settle the arbitration. This amount was paid on January 11, 2013.

27.5.2 Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of US$ 290 as recoverable taxes in its non-current assets.

At December 31, 2012, the Company had US$ 1,084 related to this lawsuit that are not yet recognized in the financial statements due to the lack of final favorable decision.

27.5.3 Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained  a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages pleaded is of approximately US$ 245.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28 Natural Gas Purchase Commitments

Petrobras has entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase 201.9 billion m3 of natural gas during the term of the agreement and to purchase minimum annual volume commitment at a price calculated based on a formula comprising the price of fuel oil. The agreement is valid until 2019, renewable until the total volume commitment has been consumed.

At December 31, 2012, the minimum purchase commitment from 2013 to 2019 is approximately 61.5 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated amount of US$ 17.9 billion.

29 Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of US$ 3,134, of which US$ 2,753 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, with a value of US$ 1,563 and bank guarantees in the amount of US$ 1,190.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30 Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products, foreign exchange risk and interest rate risk), credit risk and liquidity risk.

30.1 Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Risk management is carried out by a Financial Integration Committee set up by the Executive Board to evaluate and establish guidelines for measuring, monitoring, and managing the risks periodically and to support the Board decisions. This Committee is always composed of the executive managers of the finance department. Executive managers of different business areas are convened to discuss specific matters.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.2 Market risk

30.2.1 Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad are operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)   Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Notional value (in thousand of bbl)*		Fair value recognized**		Maturity
Statement of financial position	2012	2011	2012	2011

Future Contracts	(3,380)	(6,217)	(18)	18	2013 / 2014
Purchase commitments	16,500	30,193	0	0
Sale commitments	(19,880)	(36,410)	0	0

Options Contracts	(2,050)	(2,130)	(1.49)	(2.53)	2013

Call	(1,080)	(730)	(1)	(2)
Long position	3,204	6,728	0	0
Short position	(4,284)	(7,458)	0	0

Put	(970)	(1,400)	(0.49)	(0.53)
Long position	2,029	3,990		0
Short position	(2,999)	(5,390)	0	0

Forward contracts	-	275	-	-	2012
Long position	-	275	-	-

Total recognized in other current assets and liabilities			(19.49)	15.47

* Negative notional values (in bbl) represent short positions.

** Negative fair values were recognized as liabilities and positive fair values as assets.

Finance income	2012	2011
Loss recognized in profit or loss for the period	-103	-199

Guarantees given as collateral	2012	2011
Generally consist of deposits	103	90

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at December 31, 2012. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to December 31, 2012.

Crude Oil and Oil Products	Risk	Probable Scenario at 12.31.2012	Stressed Scenario (Δ25%)	Stressed Scenario (Δ50%)
Brent	Derivative (Brent prices increase)	(21)	(156)	(291)
	Inventories (Brent prices decrease)	17	151	286
		(4)	(5)	(5)

Diesel	Derivative (Diesel prices decrease)	(2)	(50)	(97.4)
	Inventories (Diesel prices increase)	-	49	96.9
		(2)	(1)	(0.5)

Freight	Derivative (Freight costs decrease)	-	(0.5)	(1)
	Inventories (Freight costs increase)	0.5	0.5	1
		0.5	-	-

Gasoline	Derivative (Gasoline prices increase)	(2.0)	(2.9)	(4)
	Inventories (Gasoline prices decrease)	1.5	2.4	4
		(0.5)	(0.5)	-

Naphtha	Derivative (Naphtha prices decrease)	(0.5)	(4.9)	(9.8)
	Inventories (Naphtha prices increase)	1.0	5.4	10.3
		0.5	0.5	0.5

Fuel Oil	Derivative (Fuel Oil prices increase)	-	(67)	(134)
	Inventories (Fuel Oil prices decrease)	(3)	63	129
		(3)	(4)	(5)

WTI	Derivative (WTI prices decrease )	6	28	51
	Inventories (WTI prices increase)	(6)	(29)	(53)
		-	(1)	(2)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c) Embedded derivatives – sale of ethanol

The Company entered into an ethanol sales agreement on a price formula set when the contract was signed. The selling price of each ethanol cargo is based on the prices of two distinct references: ethanol and naphtha.

Since the market price of naphtha is not directly proportional to the cost or the market value of ethanol, a portion of the sales agreement, related to the derivative instrument, was measured at fair value (Level 3) through profit or loss (as finance income), separately from the rest of the agreement. The Company has measured the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

				Sensitivity analysis at 12.31.2012
		Fair Value		Risk	Probable Scenario*
Forward Contract	Notional value (in thousand of m³)	2012	2011			Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Long position				Decrease in spread Naphtha x Ethanol
(maturity in 2015)	663	36	26		(3)	(32)	(66)

The probable scenario was computed based on the difference between the future contracts of ethanol and naphtha expiring on March 31, 2013.

Finance Income	2012	2011
Gain (loss) recognized in profit or lossfor the period	10	-31

The price of ethanol on the Brazilian market (ESALQ) is used in the agreement. The stress scenarios were computed based on the future prices of ethanol and naphtha on the Chicago Board of Trade (CBOT) on the last working day of the reporting period.

30.2.2 Foreign exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company can use a natural hedge by choosing in which currency to hold cash, such as Brazilian Real, US dollar or another currency.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)  Main transactions and future commitments hedged by foreign exchange derivatives

Swap Contracts

Yen vs. Dollar

The Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in accumulated other comprehensive income, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

b)      Notional value, fair value and guarantees

	Notional value (in million)		Fair Value

Statement of financial position	2012	2011	2012	2011

Cross Currency Swap ( maturity in 2016)			76	130
Long Position (JPY) - 2.15% p.a.	JPY 35.000	JPY 35.000	434	494
Short Position (USD) - 5.69% p.a.	USD 298	USD 298	(358)	(364)

Swap ( maturity in 2012)			-	17
Long Position - USD		USD 127	-	128
Short Position - R$ CDI		BRL 199	-	(111)

Purchase of forward dollar
U.S. dollar forward (short position)	USD1.077	USD 87	0.5	(2)

Total recognized in assets and liabilities			76.5	145

Finance result and shareholders' equity			2012	2011
Gain recognized in profit or loss for the period			41	15
Gain recognized in shareholders' equity			7	4

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Financial Instruments	Exposure in 12.31.2012	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Financial Instruments (Assets)	4,114	Dollar	37	1,029	2,057
Financial Instruments (Liabilities)	(44,426)		(398)	(11,106)	(22,213)
Forward Derivative (Short Position)	(1,077)		(14)	(269)	(538)
	(41,389)		(375)	(10,346)	(20,694)

Financial Instruments (Assets)	-	Yen	-	-	-
Financial Instruments (Liabilities)	(1,125)		(48)	(281)	(562)
Cross-currency Swap	406		(1)	112	222
	(719)		(49)	(169)	(340)

Financial Instruments (Assets)	3,157	Euro	(94)	789	1,578
Financial Instruments (Liabilities)	(8,038)		239	(2,010)	(4,019)
	(4,881)		145	(1,221)	(2,441)

Financial Instruments (Assets)	859	Pound Sterling	(14)	215	429
Financial Instruments (Liabilities)	(2,555)		40	(639)	(1,277)
	(1,696)		26	(424)	(848)

Financial Instruments (Assets)	382	Peso	(14)	95	191
Financial Instruments (Liabilities)	(1,211)		45	(303)	(605)
	(829)		31	(208)	(414)

	(49,514)		(222)	(12,368)	(24,737)

* The probable scenario was computed based on the following changes for March, 31, 2013: Real x Dollar – a 0.9% appreciation of the Dollar relative to the Real / Dollar x Yen – a 4.53% appreciation of the Yen / Dollar x Euro: a 2.98% depreciation of the Euro / Dollar x Pound Sterling: a 1.57% depreciation of the Pound Sterling / Dollar x Peso: a 3.87% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

Foreign exchange exposure is not considered significant, as the impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.2.3 Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

a) Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( LIBOR USD) vs. Fixed rate (USD)

The Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Notional value (in million)		Fair Value
Statement of financial position	2012	2011	2012	2011

Swaps (maturity in 2020)
Short Position	USD 460	USD 478	(42)	(36)

Swaps ( maturity in 2015)			(1)	(1.5)
Long Position - Euribor	EUR 15	EUR 20	0.5	0.5
Short Position - 4.19% Fixed rate	EUR 15	EUR 20	(1.5)	(2)

Total recognized in other assets and liabilities			(43)	(37.5)

Finance result and shareholders' equity		2012	2011
Loss recognized in profit or loss for the period		(0.5)	-
Loss recognized in shareholders' equity		(9)	-22

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Interest Rate Derivatives	Risk	Probable Scenario*	Stressed Scenario (? of 25%)	Stressed Scenario (? of 50%)

HEDGE (Derivative - Swap)	Libor decline	(44)	(3)	(12)
Debt	Libor increase	44	3	12
Net Effect		-	-	-

HEDGE (Derivative - Swap)	Euribor decline	-	0.5	-
Debt	Euribor increase	-	(0.5)	-
Net Effect		-	-	-

*The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

30.3 Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity
2013	11,164
2014	8,891
2015	12,023
2016	18,245
2017	12,935
2018	18,823
2019 and thereafter	53,987
Balance at December 31, 2012	136,068
Balance at December 31, 2011	122,284

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.5 Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at December 31, 2012 are set out below:

Contract	Number of Contracts	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			1	2013 to 2015
Long position	117,174	5,323	0.5
Short position	(164,166)	(7,373)	0.5
Future dollar			-	2013
Long position	110	5	(0.5)
Short position	(331)	(17)	0.5	-
Swap			1	2014
Long Position	-	198	4
Short Position	-	(198)	(3)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31 Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At December 31, 2012, the estimated fair value for the Company’s long term debt was US$ 93,701 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of US$ 88,484.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	10,461	-	-	10,461
Commodity derivatives	-	-	36	36
Foreign currency derivatives	0.5	76	-	76.5
Financial Investment Derivatives	2	-	-	2
Balance at December 31, 2012	10,463.5	76	36	10,575.5
Balance at December 31, 2011	11,922	130	26	12,078

Liabilities
Commodity derivatives	(19)	-	-	(19)
Interest derivatives	(43)	-	-	(43)
Balance at December 31, 2012	(62)	-	-	(62)
Balance at December 31, 2011	(57)	(2)	-	(57)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

32 Insurance

The Company’s insurance policies involve acquiring insurance to cover assets that might lead to material negative impacts in the shareholders’ equity (in the case of an eventual damage), as well as risks subject to legal or contractual mandatory insurance. The remaining risks are subject to self-insurance and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by including franchises that may reach an amount equivalent to US$ 80 in its insurance policies.

The risk assumptions adopted are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2012 is set out below:

	Types of coverage
Assets		Amount insured

Facilities, equipments inventory and products inventory	Fire, operational risks and engineering risks	146,642

Tankers and auxiliary vessels	Hulls	2,982

Fixed platforms, floating production systems and offshore drilling units	Oil risks	29,516

Total		179,140

Petrobras does not have loss of earnings insurance or insurance related to well control and pipeline networks in Brazil.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33 Segment Information

Consolidated Statement of Income per Business Area - 2012

	2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,714	116,710	11,803	455	40,712	17,929	-	(118,220)	144,103
Intersegments	73,871	37,950	1,288	365	878	3,868	-	(118,220)	-
Third parties	843	78,760	10,515	90	39,834	14,061	-	-	144,103
Cost of sales	(33,622)	(130,088)	(9,621)	(481)	(36,997)	(14,082)	-	117,357	(107,534)
Gross profit (loss)	41,092	(13,378)	2,182	(26)	3,715	3,847	-	(863)	36,569
Income (expenses)	(5,448)	(4,075)	(1,080)	(102)	(2,290)	(1,886)	(4,937)	149	(19,669)
Selling, administrative and general expenses	(494)	(3,052)	(967)	(64)	(2,235)	(922)	(2,376)	149	(9,961)
Exploration costs	(3,613)	-	-	-	-	(381)	-	-	(3,994)
Research and development expenses	(540)	(228)	(36)	(34)	(2)	-	(303)	-	(1,143)
Other taxes	(53)	(66)	(57)	(1)	(12)	(111)	(86)	-	(386)
Other operating expenses, net	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	-	(4,185)
Income / (loss) before financial results and income taxes	35,644	(17,453)	1,102	(128)	1,425	1,961	(4,937)	(714)	16,900
Net finance income (expense)	-	-	-	-	-	-	(1,926)	-	(1,926)
Share of profit of equity-accounted investments	(1)	(104)	193	(27)	1	(14)	(5)	-	43
Profit sharing	(178)	(142)	(18)	(1)	(40)	(14)	(131)	-	(524)
Income / (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Income taxes	(12,057)	5,981	(367)	44	(472)	(1,147)	4,213	243	(3,562)
Net income (Loss)	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net income attributable to:
Shareholders of Petrobras	23,406	(11,718)	861	(112)	914	719	(2,565)	(471)	11,034
Non-controlling interests	2	-	49	-	-	67	(221)	-	(103)

	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2011

	2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit (loss)	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Income / (loss) before financial results and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Net finance income (expense)	-	-	-	-	-	-	76	-	76
Share of profit of equity-accounted investments	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Income / (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (Loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2011

	2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit (loss)	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Income / (loss) before financial results and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Net finance income (expense)	-	-	-	-	-	-	76	-	76
Share of profit of equity-accounted investments	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Income / (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (Loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated assets by Business Area - 12/31/2012

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	11,743	(368)	273,851
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	7,955	(368)	23,105
Investments	80	2,897	1,160	860	15	937	157	-	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	-	204,901
Intangible assets	37,254	154	384	-	354	1,166	427	-	39,739

At December 31, 2012	151,798	91,458	28,454	1,248	8,130	18,735	39,125	(7,303)	331,645

Consolidated assets by Business Area - 12/31/2011

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,697	15,017	12,787	(336)	255,322
Long-term receivables	4,140	4,217	1,626	17	716	2,913	9,169	(336)	22,462
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment	90,633	54,629	21,968	285	2,510	9,871	3,022	-	182,918
Intangible assets	40,711	156	390	-	426	1,234	495	-	43,412

At December 31, 2011	141,113	84,330	27,645	1,289	7,938	19,427	45,777	(7,605)	319,914

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income per International Business Area

	2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	5,369	8,989	601	5,184	-	(2,214)	17,929
Intersegments	3,834	2,194	38	16	-	(2,214)	3,868
Third parties	1,535	6,795	563	5,168	-	-	14,061

Income before financial results, profit sharing and income taxes	2,438	(407)	132	73	(291)	16	1,961

Net income attributable to shareholders of Petrobras	1,317	(400)	121	70	(403)	14	719

	2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	5,148	8,510	543	4,972	-	(2,217)	16,956
Intersegments	3,808	2,142	23	27	-	(2,223)	3,777
Third parties	1,340	6,368	520	4,945	-	6	13,179

Income before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122

Net income attributable to shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	2010
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Statement of income

Sales revenues	3,738	7,498	548	4,125	-	(2,390)	13,519
Intersegments	2,990	2,142	44	33	-	(2,414)	2,795
Third parties	748	5,356	504	4,092	-	24	10,724

Income before financial results, profit sharing and income taxes	1,217	43	70	5	(233)	(8)	1,094

Net income attributable to shareholders of Petrobras	863	52	85	5	(267)	(8)	730

Total Assets

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Consolidated assets per International Business Area

At December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

At December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

34 Subsequent events

Funding – PGT

On January 28, 2013 Petrobras Global Trading B.V. (PGT), an indirect subsidiary of Petrobras, signed a financing agreement in the amount of US$ 500. The agreement carries an interest rate of 6-month Libor rate + 1.95% p.a. and pays semi-annual coupons.

35 Information Related to Guaranteed Securities Issued by Subsidiaries

35.1 Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

35.2 Petrobras International Finance Company - PiFCo

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with SEC Regulation SX 3-10 (c). The financial statements of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012

			All Other	Consolidating and
Consolidated Statement of Financial Position	Petrobras S.A.	PifCo	Consolidated	Eliminating	Consolidated
	Guarantor		Companies	Adjustments

Assets

Current assets	47,077	1,797	36,292	(27,372)	57,794
Cash and cash equivalents	8,511	191	9,545	(4,727)	13,520
Marketable securities	11,441	-	3,391	(4,401)	10,431
Trade and other receivables, net	4,495	1	5,255	1,348	11,099
Intercompany receivable	4,007	7	13,682	(17,696)	-
Inventories	12,189	-	3,237	(874)	14,552
Other current assets	6,434	177	1,182	399	8,192
Discontinued operations	-	1,421	-	(1,421)	-

Non-current assets	229,209	27,348	103,746	(86,452)	273,851

Intercompany receivable	3,222	27,348	16,275	(46,845)	-
Marketable securities	141	-	4,429	(4,394)	176
Deferred tax assets	3,261	-	1,653	612	5,526
Other long-term assets	9,509	-	8,102	(208)	17,403

Investments	37,972	-	2,647	(34,513)	6,106
Property, plant and equipment , net	136,934	-	69,058	(1,091)	204,901
Intangible assets	38,170	-	1,582	(13)	39,739

Total assets	276,286	29,145	140,038	(113,824)	331,645

Liabilities

Current liabilities	33,276	2,683	17,039	(18,928)	34,070
Current debt	449	2,569	4,461	-	7,479
Trade accounts payable	6,783	5	5,336	-	12,124
Intercompany payables	9,953	6	3,911	(13,870)	-
Taxes payable	5,147	-	981	-	6,128
Other current liabilities	10,944	101	2,350	(5,056)	8,339
Discontinued operations	-	2	-	(2)	-

Non-current liabilities	75,123	27,720	80,232	(54,539)	128,536
Long-term debt	23,292	27,720	37,472	-	88,484
Deferred tax liabilities	17,218	-	1,995	-	19,213
Intercompany payables	14,060	-	38,749	(52,809)	-
Other non-current liabilities	20,553	-	2,016	(1,730)	20,839

Petrobras shareholder's equity	167,887	(1,258)	41,811	(40,553)	167,887

Non-controlling interests	-	-	956	196	1,152

Total liabilities and shareholder's equity	276,286	29,145	140,038	(113,824)	331,645

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2011

			All Other	Consolidating
Consolidated Statement of Financial Position	Petrobras S.A.	PifCo	Consolidated	and Eliminating	Consolidated
	Guarantor		Companies	Adjustments

Assets

Current assets	52,268	6,515	34,599	(28,790)	64,592
Cash and cash equivalents	10,053	4,087	9,426	(4,509)	19,057
Marketable securities	12,595	558	12	(4,204)	8,961
Trade and other receivables, net	3,989	1	7,167	599	11,756
Intercompany receivable	7,243	2	11,363	(18,608)	-
Inventories	11,960	-	4,467	(1,262)	15,165
Other current assets	6,428	320	2,164	741	9,653
Discontinued operations	-	1,547	-	(1,547)	-

Non-current assets	211,295	16,998	87,246	(60,217)	255,322

Intercompany receivable	6,107	12,387	6,592	(25,086)	-
Marketable securities	2,782	4,611	2,878	(7,207)	3,064
Deferred tax assets	1,713	-	1,835	739	4,287
Other long-term assets	7,712	-	7,593	(194)	15,111

Investments	29,989	-	3,896	(27,355)	6,530
Property, plant and equipment , net	121,270	-	62,762	(1,114)	182,918
Intangible assets	41,722	-	1,690	-	43,412

Total assets	263,563	23,513	121,845	(89,007)	319,914

Liabilities

Current liabilities	30,352	3,311	22,935	(20,234)	36,364
Current debt	1,393	3,045	5,629	-	10,067
Trade accounts payable	6,541	5	5,317	-	11,863
Intercompany payables	6,531	3	8,643	(15,177)	-
Taxes payable	4,935	-	912	-	5,847
Other current liabilities	10,952	95	2,434	(4,894)	8,587
Discontinued operations	-	163	-	(163)	-

Non-current liabilities	57,373	20,930	60,813	(32,676)	106,440
Long-term debt	21,790	20,930	29,998	-	72,718
Deferred tax liabilities	15,682	-	2,033	-	17,715
Intercompany payables	5,245	-	26,486	(31,731)	-
Other non-current liabilities	14,656	-	2,296	(945)	16,007

Petrobras shareholder's equity	175,838	(728)	36,957	(36,229)	175,838

Non-controlling interests	-	-	1,140	132	1,272

Total liabilities and shareholder's equity	263,563	23,513	121,845	(89,007)	319,914

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012

	Petrobras S.A.		All Other	Consolidating
Consolidated Statement of Income	Guarantor	PifCo	Consolidated	and Eliminating	Consolidated
			Companies	Adjustments

Sales revenues	111,300	-	115,330	(82,527)	144,103
Third parties	69,248	-	74,855	-	144,103
Intercompany	42,052	-	40,475	(82,527)	-
Cost of sales	(85,681)	-	(100,521)	78,668	(107,534)
Gross profit	25,619	-	14,809	(3,859)	36,569
Income (expenses)
Selling expenses	(6,063)	-	(2,891)	4,027	(4,927)
Administrative and general expenses	(3,501)	(13)	(1,524)	4	(5,034)
Exploration costs	(3,624)	-	(370)	-	(3,994)
Research and development expenses	(1,132)	-	(11)	-	(1,143)
Other taxes	(172)	-	(316)	102	(386)
Other operating income and expenses, net	(3,752)	-	(491)	58	(4,185)
Net fi na nce i ncome (expens e )	794	(519)	(1,443)	(758)	(1,926)
Equity in results of non consolidated companies	4,591	-	146	(4,694)	43
Profit sharing	(396)	-	(128)	-	(524)

Net income from discontinuing operations	-	7	-	(7)	-
Income before income taxes	12,364	(525)	7,781	(5,127)	14,493
Income tax	(1,330)	-	(2,134)	(98)	(3,562)
Net income	11,034	(525)	5,647	(5,225)	10,931

Net income (loss) attributable to:
Shareholders	11,034	(525)	5,534	(5,009)	11,034
Non-controlling interests	-	-	113	(216)	(103)
	11,034	(525)	5,647	(5,225)	10,931

	12.31.2011

	Petrobras S.A.		All Other	Consolidating
Consolidated Statement of Income	Guarantor	PifCo	Consolidated	and Eliminating	Consolidated
			Companies	Adjustments

Sales revenues	109,820	-	104,901	(68,806)	145,915
Third parties	65,554	-	92,045	(11,684)	145,915
Intercompany	44,266	-	12,856	(57,122)	-
Cost of sales	(74,021)	-	(90,735)	65,161	(99,595)
Gross profit	35,799	-	14,166	(3,645)	46,320

Income (expenses)
Selling expenses	(5,903)	-	(2,855)	3,412	(5,346)
Administrative and general expenses	(3,599)	(18)	(1,527)	(17)	(5,161)
Exploration costs	(2,187)	-	(443)	-	(2,630)
Research and development expenses	(1,403)	-	(51)	-	(1,454)
Other taxes	(165)	-	(397)	102	(460)
Other operating income and expenses, net	(3,484)	-	(701)	201	(3,984)
Financial income (expense), net	3,329	(477)	(1,718)	(1,058)	76
Equity in results of non consolidated companies	3,605	-	237	(3,612)	230
Profit sharing	(720)	-	(147)	-	(867)

Net income from discontinuing operations	-	119	-	(119)	-
Income before income taxes	25,272	(376)	6,564	(4,736)	26,724

Income tax	(5,151)	-	(1,649)	68	(6,732)

Net income	20,121	(376)	4,915	(4,668)	19,992

Net income (loss) attributable to:

Shareholders	20,121	(376)	4,865	(4,489)	20,121
Non-controlling interests	-	-	50	(179)	(129)
	20,121	(376)	4,915	(4,668)	19,992

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2012

	Petrobras S.A.		All Other	Consolidating
Statement of cash flows	Guarantor	PifCo	Consolidated	and Eliminating	Consolidated
			Companies	Adjustments

Cash from operating activities – continuing operations	22,151	(427)	5,447	717	27,888
Cash from operating activities – discontinuing operations	-	(34)	-	34	-
Net cash provided (used) in operating activities	22,151	(461)	5,447	751	27,888

Cash flows from Investment activities
Investments in operating segments	(35,259)	-	(10,750)	5,579	(40,430)
Investments in Marketable securities	3,788	5,218	(4,857)	(2,098)	2,051
Net intercompany investing	-	(14,472)	-	14,472	-
Net cash provided (used) in investing activities	(31,471)	(9,254)	(15,608)	17,953	(38,379)

Cash flows from financing activities
Capital issuance	-	-	5,385	(5,385)	-
Acquisition of non-controlling interest	-	-	(3)	258	255
Proceeds from borrowings	23,335	6,511	12,942	(17,581)	25,207
Repayments	(11,166)	(692)	(6,079)	1,817	(16,120)
Dividends paid	(3,273)	-	(1,556)	1,556	(3,273)
Net cash provided (used) in financing activities	8,896	5,819	10,689	(19,335)	6,069
Effect of exchange rate changes on cash and cash
equivalents	(1,118)	-	(410)	413	(1,115)
Net increase (decrease) in cash and cash equivalents in the
period	(1,542)	(3,896)	118	(218)	(5,537)

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	8,511	191	9,544	(4,727)	13,520

	12.31.2011

	Petrobras S.A.		All Other	Consolidating
Statement of cash flows	Guarantor	PifCo	Consolidated	and Eliminating	Consolidated
			Companies	Adjustments

Cash from operating activities – continuing operations	21,208	(624)	13,592	(478)	33,698

Cash from operating activities – discontinuing operations	-	3,268	-	(3,268)	-
Net cash provided (used) in operating activities	21,208	2,644	13,592	(3,746)	33,698

Cash flows from Investment activities
Investments in operating segments	(27,334)	(333)	(15,020)	1,384	(41,302)
Investments in Marketable securities	7,626	115	709	(1,767)	6,683
Net intercompany investing	-	(8,515)	-	8,515	-
Net cash provided (used) in investing activities	(19,708)	(8,733)	(14,311)	8,132	(34,619)

Cash flows from financing activities
Capital issuance	-	-	(381)	381	-
Acquisition of non-controlling interest	-	-	-	27	27
Proceeds from borrowings	33,200	9,487	9,678	(28,414)	23,951
Repayments	(29,113)	(508)	(6,614)	22,911	(13,324)
Dividends paid	(6,422)	-	(1,443)	1,443	(6,422)
Net cash provided (used) in financing activities	(2,335)	8,979	1,240	(3,652)	4,232

Effect of exchange rate changes on cash and cash equivalents	(1,112)	-	(1,366)	569	(1,909)
Net increase (decrease) in cash and cash equivalents in the
period	(1,947)	2,890	(845)	1,304	1,402

Cash and cash equivalents at beginning of period	12,000	1,197	10,271	(5,813)	17,655
Cash and cash equivalents at the end of period	10,053	4,087	9,426	(4,509)	19,057

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Information on reserves (unaudited)

The regulatory framework for oil and gas exploration, development and production activities in Brazil was based on concession agreements until June 30, 2010, when the enactment of Law 12,276 introduced the Onerous Assignment Agreement (“Cessão Onerosa”) in specific pre-salt areas and Law 12,351, enacted in December 22, 2010, introduced the new regulatory framework that established a production-sharing model for pre-salt areas and strategic areas to be contracted by the Federal Government. Most of the contracts outside Brazil are based on concession agreements. Therefore, exploration and development expenses are capitalized and reported, instead of presenting the monetary value of the volume of reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped reserves are those proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserve estimates include inherent uncertainties and therefore are subject to changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data.

Proved oil and gas reserves estimated by the Company in accordance with the SEC criteria are set out below:

	Oil (billions of bbl)			Gás (billions of m³)			Oil + Gas (billions of boe)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance at December 31, 2011	10.411	0.364	10.775	293.242	36.839	330.081	12.256	0.580	12.836
Change in reserves	0.815	0.073	0.888	0.649	0.308	0.956	0.822	0.076	0.898
Production	(0.687)	(0.047)	(0.734)	(19.790)	(3.255)	(23.045)	(0.815)	(0.067)	(0.882)
Balance at December 31, 2012	10.539	0.390	10.929	274.101	33.891	307.992	12.263	0.589	12.852

Reserve of non-consolidated companies
Balance at December 31, 2011	-	0.030	0.030	-	1.231	1.231	-	0.037	0.037
Balance at December 31, 2012	-	0.024	0.024	-	1.352	1.352	-	0.032	0.032
Proved developed reserves
Balance at December 31, 2011	6.974	0.181	7.155	181.134	14.506	195.640	8.113	0.267	8.380
Balance at December 31, 2012	6.398	0.196	6.594	180.486	13.453	193.939	7.533	0.275	7.808

International proved reserves does not include oil and gas reserves in Bolivia as the New Political Constitution of the State (NCPE) prohibits recognition and disclosure of oil and gas reserves in Bolivia by private companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.